Exhibit 2.2

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

POSEIDA THERAPEUTICS INC.,

HERMES MERGER SUB I, INC.,

HERMES MERGER SUB II, LLC,

VINDICO NANOBIOTECHNOLOGY, INC.

AND

CHRISTOPHER YOUNG AS STOCKHOLDERS’ REPRESENTATIVE

OCTOBER 10, 2016

SECTION 1. DESCRIPTION OF TRANSACTION	2

1.1 Merger	2

1.2 Effect of the Merger	2

1.3 Closing; Effective Time	2

1.4 Certificate of Incorporation and Bylaws; Directors and Officers	2

1.5 Conversion of Shares	3

1.6 Company Options	4

1.7 Milestone Merger Consideration	4

1.8 Closing of the Company’s Transfer Books	6

1.9 Exchange of Certificates	6

1.10 Dissenting Shares	7

1.11 Escrow, Expense Reserve and Additional Cash Consideration	8

1.12 Withholding	9

1.13 Illustrative Payment Schedules	9

1.14 Further Action	10

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	10

2.1 Due Organization; No Subsidiaries; Etc	10

2.2 Charter and Organizational Documents; Records	11

2.3 Capitalization, Etc	11

2.4 Financial Statements	13

2.5 Absence of Changes	13

2.6 Title to Tangible Assets	15

2.7 Bank Accounts; Receivables; Payables	16

2.8 Equipment; Leasehold	16

2.9 Intellectual Property; Privacy	17

2.10 Contracts	21

2.11 Liabilities	23

2.12 Compliance with Legal Requirements	23

2.13 Governmental Authorizations	24

2.14 Tax Matters	25

2.15 Employee and Labor Matters; Benefit Plans	27

2.16 Environmental Matters	32

2.17 Insurance	32

2.18 Related Party Transactions	33

2.19 Legal Proceedings; Orders; Indemnification	33

2.20 Authority; Binding Nature of Agreement	33

2.21 Non-Contravention; Consents	34

2.22 Internal Control	35

2.23 Brokers’ and Finders’ Fees	35

2.24 No Other Representations and Warranties by the Company	35

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II	35

3.1 Due Organization	35

3.2 Authority; Binding Nature of Agreement	36

3.3 Financing	36

3.4 Non-Contravention; Consents	36

3.5 Capitalization	37

3.6 Legal Proceedings	37

3.7 Related Party Transactions	37

3.8 Financial Statements	38

3.9 Absence of Changes	38

3.10 No Other Representations and Warranties by Parent, Merger Sub I or Merger Sub II	38

SECTION 4. CERTAIN COVENANTS OF THE COMPANY	39

4.1 Access and Investigation	39

4.2 Operation of the Company’s Business	39

4.3 Procedures for Requesting Parent Consent	41

4.4 Notification; Updates to Disclosure Schedules	41

4.5 No Negotiation	42

4.6 Payment of Expenses and Liabilities	43

4.7 Resignation of Officers and Directors	43

4.8 Release of Liens	43

4.9 FIRPTA Matters	43

SECTION 5. ADDITIONAL COVENANTS OF THE PARTIES	43

5.1 Filings and Consents	43

5.2 Written Consent	44

5.3 Other Regulatory Approvals; Reasonable Efforts	44

5.4 Public Announcements	45

5.5 Efforts	46

5.6 Employee Notification	46

5.7 Indemnification of Directors and Officers	47

5.8 Transfer Taxes	47

5.9 Tax Matters	47

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT, MERGER SUB I AND MERGER SUB II	49

6.1 Accuracy of Representations	49

6.2 Performance of Covenants	49

6.3 Stockholder Approval	49

6.4 Consents	49

6.5 No Material Adverse Effect	50

6.6 Agreements and Documents	50

6.7 No Restraints	51

6.8 No Legal Proceedings	51

6.9 Exercise or Termination of Certain Company Options	51

6.10 Termination of Company Stockholders Agreement	51

6.11 Company Series A Preferred Stock	51

SECTION 7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY	51

7.1 Accuracy of Representations	51

7.2 Performance of Covenants	52

7.3 No Restraints	52

7.4 Documents	52

7.5 Stockholder Approval	52

7.6 No Material Adverse Effect	52

SECTION 8. TERMINATION	53

8.1 Termination Events	53

8.2 Termination Procedures	53

8.3 Effect of Termination	54

SECTION 9. INDEMNIFICATION, ETC	54

9.1 Survival of Representations, Etc	54

9.2 Indemnification by Holders of Eligible Company Securities	55

9.3 Indemnification by Parent	56

9.4 Limitations	56

9.5 No Contribution	59

9.6 Procedure for Recovery	59

9.7 Defense of Third Party Claims	60

9.8 Release from Escrow Fund	62

9.9 Tax Treatment of Indemnification Payments	62

9.10 Exclusive Remedies	62

SECTION 10. MISCELLANEOUS PROVISIONS	62

10.1 Stockholders’ Representative	62

10.2 Expense Reserve	64

10.3 Further Assurances	65

10.4 Fees and Expenses	65

10.5 Notices	65

10.6 Confidentiality	66

10.7 Time of the Essence	67

10.8 Headings	67

10.9 Counterparts	67

10.10 Governing Law	67

10.11 Successors and Assigns	67

10.12 Remedies Cumulative; Specific Performance	67

10.13 Waiver	67

10.14 Amendments	68

10.15 Severability	68

10.16 Parties in Interest	68

10.17 Entire Agreement	68

10.18 Construction	68

EXHIBITS

EXHIBIT A: CERTAIN DEFINITIONS

EXHIBIT B: KEY STOCKHOLDERS

EXHIBIT B-1: SUPPORT AGREEMENT

EXHIBIT B-2: INVESTMENT REP LETTER

EXHIBIT B-3: OMNIBUS CONSENT

EXHIBIT C-1: FIRST STEP CERTIFICATE OF MERGER

EXHIBIT C-2: SECOND STEP CERTIFICATE OF MERGER

EXHIBIT D: MILESTONE

EXHIBIT E: LETTER OF TRANSMITTAL

v

EXHIBIT F: ESCROW AGREEMENT

EXHIBIT G: ILLUSTRATIVE CLOSING PAYMENT SCHEDULE

EXHIBIT H: ILLUSTRATIVE MILESTONE PAYMENT ALLOCATION SCHEDULE

EXHIBIT I: FORM OF FUTURE PAYMENT ALLOCATION SCHEDULE

EXHIBIT J: BINDING ARBITRATION

SCHEDULES

COMPANY DISCLOSURE SCHEDULE: DISCLOSURE SCHEDULE FOR VINDICO NANOBIOTECHNOLOGY, INC.

PARENT DISCLOSURE SCHEDULE: DISCLOSURE SCHEDULE FOR POSEIDA THERAPEUTICS, INC.

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (“Agreement”) is made and entered into as of October 10, 2016 by and among POSEIDA THERAPEUTICS, INC., a Delaware corporation (“Parent”), HERMES MERGER SUB I, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub I”), HERMES MERGER SUB II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub II”), VINDICO NANOBIOTECHNOLOGY, INC., a Delaware corporation (the “Company”), and CHRISTOPHER YOUNG as the Stockholders’ Representative. Certain other capitalized terms used in this Agreement are defined in EXHIBIT A.

RECITALS

A. Parent, Merger Sub I, Merger Sub II and the Company intend to effect a merger (the “First Step Merger”) of Merger Sub I into the Company in accordance with this Agreement and the DGCL, with the Company surviving the First Step Merger (the “Interim Surviving Corporation”), and, as soon as practicable thereafter, the merger of the Interim Surviving Corporation into Merger Sub II (the “Second Step Merger” and, together with the First Step Merger, the “Merger”), with Merger Sub II surviving the Second Step Merger (the “Surviving Company”).

B. The Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Parent and the Company intend that the First Step Merger and the Second Step Merger will constitute integrated steps in a single “plan of reorganization” within the meaning of Treas. Reg. §§1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement.

C. This Agreement has been approved and declared advisable by the respective boards of directors of Parent and Merger Sub I, the sole member of Merger Sub II and board of directors of the Company and such respective boards of directors or sole member have determined that the Merger is in the best interests of the stockholders or member of their respective companies.

D. Concurrently with the execution and delivery of this Agreement by the parties hereto, and as a condition and inducement to Parent’s, Merger Sub I’s and Merger Sub II’s willingness to enter into this Agreement, each stockholder of the Company set forth on EXHIBIT B is executing and delivering to Parent a Support and Joinder Agreement (the “Support Agreement”) and Investment Representation Letter (the “Investment Rep Letter”), in substantially the forms attached hereto as EXHIBIT B-1 and EXHIBIT B-2, respectively.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. DESCRIPTION OF TRANSACTION

1.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.3), to consummate the First Step Merger, Merger Sub I shall be merged with and into the Company, the separate existence of Merger Sub I shall cease and the Company will continue as the Interim Surviving Corporation and as a wholly-owned subsidiary of Parent. As soon as practicable after the Effective Time, in accordance with the DGCL and the LLC Act, to consummate the Second Step Merger, Parent shall cause the Interim Surviving Corporation to merge with and into Merger Sub II, the separate corporate existence of the Interim Surviving Corporation shall cease and Merger Sub II shall continue as the Surviving Company and as a wholly-owned subsidiary of Parent.

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the LLC Act.

1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at Cooley LLP, 4401 Eastgate Mall, San Diego, California, as promptly as practicable, but no later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 and Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), except that the Second Step Merger shall be consummated as provided in Section 1.1. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with the Closing, a properly executed certificate of merger satisfying the applicable requirements of the DGCL, in the form attached hereto as EXHIBIT C-1 (the “First Step Certificate of Merger”) shall be filed with the Secretary of State of the State of Delaware. The First Step Merger shall become effective at the time such Certificate of Merger is filed with the Secretary of State of the State of Delaware (the time the Merger becomes effective being the “Effective Time”). In connection with the consummation of the Second Step Merger, Parent shall cause a properly executed certificate of merger satisfying the applicable requirements of the DGCL and the LLC Act, in the form attached hereto as EXHIBIT C-2 (the “Second Step Certificate of Merger”), to be filed with the Secretary of State of the State of Delaware.

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time:

(a) the directors and officers of the Interim Surviving Corporation immediately after the Effective Time shall be the directors and officers of Merger Sub I immediately prior to the Effective Time;

(b) the Certificate of Incorporation of the Interim Surviving Corporation shall be amended and restated as of the Effective Time in the form attached to the First Step Certificate of Merger;

(c) the Bylaws of the Interim Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub I as in effect immediately prior to the Effective Time;

(d) the officers of the Surviving Company immediately after the effective time shall of the Second Step Merger shall be the officers of Interim Surviving Corporation immediately prior to such effective time;

(e) the Certificate of Formation of the Surviving Company shall be amended and restated as of the effective time of the Second Step Merger in the form attached to the Second Step Certificate of Merger; and

(f) the limited liability company agreement of the Surviving Company shall be in the form determined by Parent, as the sole member of the Surviving Company.

1.5 Conversion of Shares. Subject to Sections 1.9, 1.10 and 1.11 at the Effective Time, by virtue of the First Step Merger and without any further action on the part of Parent, Merger Sub I, the Company or any Company Stockholder:

(a) any shares of Company Capital Stock then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(b) each share of the common stock, par value $0.0001, of Merger Sub I outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Interim Surviving Corporation;

(c) except as provided in clause “(a)” above, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares) shall cease to be an existing and issued share and shall be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive, without interest:

(i) at the Effective Time: (1) the cash amount set forth on the Closing Payment Schedule plus (2) the shares of Parent Common Stock set forth on the Closing Payment Schedule;

(ii) on June 30, 2017, the portion, in cash, of the Additional Cash Consideration set forth on the Future Payment Allocation Schedule;

(iii) upon the achievement of the Milestone: the shares of Parent Common Stock set forth on the Milestone Payment Allocation Schedule; and

(iii) the portion of the Escrow Fund to which the holder thereof (as of immediately prior to the Effective Time) may become entitled in accordance with Section 1.11 with respect to such share;

(d) except as provided in clause “(a)” above, each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares) shall cease to be an existing and issued share and shall be converted, by virtue of the Merger and without any action on the part of the holders thereof, into the right to receive, without interest:

(i) at the Effective Time: (1) the cash amount set forth on the Closing Payment Schedule plus (2) the shares of Parent Common Stock set forth on the Closing Payment Schedule;

(ii) on June 30, 2017, the portion, in cash, of the Additional Cash Consideration set forth on the Future Payment Allocation Schedule;

(iii) upon the achievement of the Milestone: the shares of Parent Common Stock set forth on the Milestone Payment Allocation Schedule; and

(iii) the portion of the Escrow Fund to which the holder thereof (as of immediately prior to the Effective Time) may become entitled in accordance with Section 1.11 with respect to such share.

Effective as of the effective time of the Second Step Merger, by virtue of the Second Step Merger and without any action on the part of Parent, Merger Sub II or the Interim Surviving Corporation, (x) each share of capital stock of the Interim Surviving Corporation that is issued and outstanding immediately prior to such time shall be cancelled without any consideration paid therefor and (y) each membership interest of Merger Sub II that is issued and outstanding immediately prior to such time shall remain issued and outstanding.

1.6 Company Options. All Company Options that are outstanding immediately prior to the Effective Time and not exercised prior to the Effective Time will expire and become null and void as of the Effective Time. Prior to the Effective Time, and subject to the review and approval of Parent, the Company shall (a) take all necessary actions to terminate all unexercised Company Options before the Effective Time in accordance with applicable Legal Requirements, the Company Option Plans and applicable Company Option agreements, including entering into an agreement with each holder of Company Options to terminate any unexercised Company Options in exchange for a cash payment as described therein, and (b) take all necessary actions to terminate the Company Option Plans, effective as of the Effective Time.

1.7 Milestone Merger Consideration.

(a) Parent shall use good faith reasonable efforts to achieve, and to cause the Surviving Company to achieve, the Milestone during the 24-month period immediately following the Closing Date (the “Milestone Period”) (either itself or through the Surviving Company). Notwithstanding, Parent’s and the Surviving Company’s obligation under the foregoing sentence shall be deemed satisfied if Parent spends at least $75,000 in the aggregate on out-of-pocket expenses associated with efforts to achieve the Milestone and Parent may delay or reduce such amount in consultation with the Stockholders’ Representative where it determines in good faith it would be commercially unreasonable to continue such activities due to technical, scientific and commercial factors unforeseen or outside of the control of Parent. For clarity, out-

of-pocket expenses do not include the salary and other expenses of Parent or Surviving Company employees, any over-head expense of Parent or the Surviving Company, or amounts paid by Parent or the Surviving Company to Dr. Ghoroghchian. Neither Parent nor the Surviving Company shall take any action during the Milestone Period with the intent of circumventing or delaying the achievement of the Milestone.

(b) Within 30 days following the Stockholder Representative’s written request, but not more than once per calendar quarter during the Milestone Period, Parent shall report to the Stockholders’ Representative or its designee regarding the progress toward achievement of the Milestone with a summary (in a form prepared for internal purposes) of material results of any experiments in furtherance of the Milestone. Parent also shall provide the Stockholders’ Representative or its designee with a copy of any final results and data from such experiments. During the Milestone Period, Parent shall promptly notify the Stockholders’ Representative in writing if, during the Milestone Period, the Milestone Event has been achieved (such date, the “Milestone Achievement Notice Date”) or upon Parent’s decision to discontinue further activities towards achievement of the Milestone (a “Discontinuation Notice”).

(c) If Parent delivers a Discontinuation Notice, or at the expiration of the Milestone Period, Parent shall not have delivered a Milestone Achievement Notice, then, Parent shall promptly provide to the Stockholders’ Representative a copy of all material results not previously provided of Parent’s activities conducted in furtherance of the Milestone. The Stockholders’ Representative shall have 30 days after delivery to review such results and discuss any comments with a designated representative of Parent. If the Stockholders’ Representative disputes the determination of Parent, then the Stockholders’ Representative shall have the right within 60 days following delivery of the applicable notice by Parent, to notify Parent in writing and submit the matter to binding arbitration pursuant to EXHIBIT J to determine whether the Milestone has, in fact, been achieved. The determination of the arbitrators as to whether the Milestone has been achieved shall be final and binding on the parties and the dispute resolution provisions of this Section 1.7(c) shall be Parent’s and the Company Indemnitees’ sole and exclusive remedy regarding any dispute of the Milestone.

(d) No later than 30 days after the earlier of the Milestone Achievement Notice Date or the determination that the Milestone has been achieved pursuant to Section 1.7(c) (such earlier date, the “Milestone Achievement Date”), Parent shall pay the Aggregate Milestone Merger Consideration pursuant to Sections 1.5(c)(ii) and 1.5(d)(ii); provided that if the Milestone Achievement Date occurs prior to a Series B Financing Closing, then the shares of Parent Common Stock payable by Parent pursuant to Sections 1.5(c)(ii) and 1.5(d)(ii) shall be paid by Parent upon the earliest to occur of (i) the date of the first Series B Financing Closing; (ii) the end of the Milestone Period; and (iii) the date of, but immediately prior to, the consummation of a Liquidity Event.

(e) For clarity, Parent’s obligation to pay, and the Company Stockholders’ right to receive, the Aggregate Milestone Merger Consideration will not be affected by any Liquidity Event’s occurrence prior to the Milestone Achievement Date; provided that, notwithstanding anything to the contrary herein, in the event that all of the issued and outstanding shares of Parent Common Stock have been converted, exchanged or sold in connection with such Liquidity Event, the Company Stockholders shall be entitled to receive consideration having an aggregate value of $11,000,000 (i) to the extent such shares were converted or exchanged for equity interests of Parent’s acquiror, in the form of such equity interests in Parent’s acquiror, based upon the applicable value of such equity interests determined for purposes of such Liquidity Event or (ii) to the extent such shares were acquired for cash, in the form of the common equity securities of Parent’s acquiror (based upon the reasonable fair market value determination of the governing body of Parent’s acquiror in accordance with the guidelines, if any, in acquiror’s governance documents for determining the fair market value of stock or assets).

1.8 Closing of the Company’s Transfer Books. At the Effective Time, holders of certificates representing shares of the Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of such Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of the Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of the Company Capital Stock (a “Company Stock Certificate”) is presented to the Surviving Company or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.9.

1.9 Exchange of Certificates.

(a) Each Company Stockholder shall complete and provide to Parent an executed letter of transmittal in substantially the form attached hereto as EXHIBIT E (a “Letter of Transmittal”) and Investment Rep Letter and shall deliver to Parent such Company Stockholder’s share certificates evidencing the Company Capital Stock held by such Company Stockholder (or an affidavit of loss as described below) duly endorsed in blank, or accompanied by share powers duly executed in blank, in a form satisfactory to Parent and with all required share transfer tax stamps affixed, and such other documents as Parent may reasonably request (the “Eligible Company Securities Documents”). After the Effective Time, subject to the holder’s delivery to Parent of a duly executed Letter of Transmittal and the Eligible Company Securities Documents, Parent shall promptly deliver to such Company Stockholder the cash amount and share certificates evidencing the shares of Parent Common Stock that such Company Stockholder is entitled to receive at Closing pursuant to Section 1.5(c) or Section 1.5(d), as applicable, and the share certificates so surrendered shall forthwith be canceled; provided that Parent may elect to pay cash in lieu of shares of Parent Common Stock any amounts payable from time to time hereunder that would otherwise be paid in shares of Parent Common Stock to any Company Stockholder that is an Unaccredited Stockholder. For clarity, any such shares of Parent Common Stock that would otherwise have been delivered to such Company Stockholder if not for the foregoing sentence shall be deducted from the aggregate shares of Parent Common Stock otherwise payable hereunder and not from the Closing Stockholder Cash Consideration. From and after the Effective Time, each share certificate shall be deemed to represent only the right to receive the consideration payable pursuant to Section 1.5(c) or Section 1.5(d), as applicable, and the holder of each such share certificates shall cease to have any rights with respect to the Eligible Company Securities formerly represented thereby. No certificates representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Eligible Company Securities Documents.

(b) As of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of Eligible Company Securities thereafter on the records of the Company. If, after the Effective Time, Eligible Company Securities Documents are presented to Parent or the Surviving Company they shall be canceled and exchanged as provided in this Section 1.9. No interest shall accrue or be paid on any consideration payable upon the surrender of an Eligible Company Securities Document.

(c) In the event any share certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any consideration payable pursuant to Section 1.5(c) or Section 1.5(d), as applicable, with respect to the Eligible Company Securities previously represented by such share certificate, require the Person claiming such share certificate to be lost, stolen or destroyed to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against it or the Interim Surviving Corporation or the Surviving Company with respect to such share certificate.

(d) Notwithstanding anything in this Agreement to the contrary, none of Parent, the Interim Surviving Corporation or the Surviving Company shall be liable to any holder of an share certificate or to any other Person for any amount paid to a public official pursuant to applicable abandoned property laws, escheat law or similar Legal Requirement. Any amounts remaining unclaimed by holders of Eligible Company Securities three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent.

1.10 Dissenting Shares.

(a) Notwithstanding any provisions of this Agreement to the contrary, shares of Company Capital Stock held by a holder who has made a demand for appraisal of such shares in accordance with Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive the consideration payable in accordance with Section 1.5, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares (a “Dissenting Stockholder”). Parent shall be entitled to retain any such consideration not paid on account of such Dissenting Shares pending resolution of the claims of such holders, and the remaining holders of Company Capital Stock shall not be entitled to any portion thereof.

(b) Notwithstanding the provisions of Section 1.10(a), but subject to Section 1.11, if any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of the loss of such status, such shares shall automatically be converted into and shall represent only the right to receive the applicable consideration in accordance with Section 1.5(c) or Section 1.5(d), without interest thereon, upon surrender of the certificate or certificates representing such shares of Company Capital Stock or an affidavit of loss pursuant to Section 1.9(c).

(c) The Company shall give Parent: (i) prompt notice of: (A) any written demand received by the Company prior to the Effective Time to require the Company to purchase shares of Company Capital Stock pursuant to Section 262 of the DGCL; (B) any withdrawal of any such demand; and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) and provide Parent the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication made by the Company to any Company Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Company Stockholder prior to the Company receiving Parent’s consent.

(d) If Parent, the Company, the Interim Surviving Corporation or the Surviving Company make payments to holders of Dissenting Shares pursuant to this Section 1.10 and (i) the sum of (A) the aggregate amount of such payments plus (B) Parent’s, the Company’s, the Interim Surviving Corporation’s and the Surviving Company’s costs, fees and expenses (including but not limited to reasonable legal, appraisal and expert fees and expenses) in any manner relating to Dissenting Shares and/or Dissenting Stockholders, exceeds (ii) the Dissenting Shares Allocable Amount (such excess being “Excess Payments”), then such Excess Payments shall be considered Damages for purposes of this Agreement and Parent shall be entitled to an indemnity from the Escrow Fund for that amount.

1.11 Escrow, Expense Reserve and Additional Cash Consideration.

(a) On the Closing Date, Parent shall deliver to the Escrow Agent the Escrow Cash. The Escrow Fund shall be held pursuant to the provisions of an escrow agreement substantially in the form of EXHIBIT F (the “Escrow Agreement”). Each Parent Indemnitee shall be entitled to cash disbursements from cash remaining in the Escrow Fund as, when and if such disbursements are required to be made pursuant to this Agreement and the Escrow Agreement. Each Company Indemnitor shall be entitled to cash disbursements from cash remaining in the Escrow Fund as, when and if such disbursements are required to be made pursuant to this Agreement and the Escrow Agreement, in each case based on such Company Indemnitor’s percentage interest in the Escrow Fund as set forth on Exhibit A to the Escrow Agreement.

(b) On the Closing Date, Parent shall deposit with the Stockholders’ Representative the Expense Reserve, by wire transfer of immediately available funds to the bank account specified by the Stockholders’ Representative in writing at least two (2) days prior to the Closing.

(c) The adoption of this Agreement by the Company Stockholders shall constitute approval of the Escrow Fund and Expense Reserve and of all of the arrangements relating thereto, including authorization of the Stockholders’ Representative to execute the Escrow Agreement on behalf of the Company Stockholders.

(d) On June 30, 2017, Parent shall pay, in cash, the Additional Cash Consideration to the Company Stockholders in accordance with the Future Payment Allocation Schedule.

1.12 Withholding. Parent, the Interim Surviving Corporation, the Surviving Company, the Escrow Agent, and their agents shall be entitled to deduct and withhold from any payment made pursuant to this Agreement or to the Escrow Agreement such amounts as Parent, the Interim Surviving Corporation, the Surviving Company the Escrow Agent or their agents may be required to deduct or withhold therefrom under the Code or under any Tax Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement or the Escrow Agreement, as applicable, as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that such amounts are required to be deducted or withheld with respect to payments to be made to a holder or former holder of Eligible Company Securities by Parent and, if applicable, Interim Surviving Corporation or the Surviving Company, such Person shall withhold such amounts from the cash consideration payable to the holder at such time (rather than the Closing Stockholder Stock Consideration or Milestone Stock Consideration). In the event such amounts required to be deducted or withheld by Parent and, if applicable, Interim Surviving Corporation or the Surviving Company, exceed the cash consideration payable to the holder at such time, Parent may offset from the amount of Closing Stockholder Stock Consideration payable to such holder a portion of the Closing Stockholder Stock Consideration equal to such amount to enable Parent and, if applicable, the Interim Surviving Corporation or the Surviving Company to comply with such deduction or withholding requirement. Parent and, if applicable, the Interim Surviving Corporation or the Surviving Company shall notify the relevant holder or former holder of Eligible Company Securities that such withholding, offset or deduction was made.

1.13 Illustrative Payment Schedules.

(a) Attached hereto as EXHIBIT G is a spreadsheet (the “Illustrative Closing Payment Schedule”) setting forth good faith estimates of the following, in each case determined on a pro forma basis as if the Closing occurred on the date of this Agreement: (i) the portion of the Closing Stockholder Cash Consideration and the Closing Stockholder Stock Consideration attributable to each outstanding share of Company Common Stock and Company Series A Preferred Stock and that each holder of Company Capital Stock is entitled to receive, including the methodology for the calculation of the same; (ii) the Closing Company Share Number; (iii) the Outstanding Liabilities Amount; (iv) the Company Transaction Expense Amount; (v) other information required or permitted by Section 4.6; (vi) the name and address of each of the holders of the Company Capital Stock as of immediately prior to the Effective Time; (vii) the number of shares of Company Capital Stock of each class and series held by each such stockholder immediately prior to the Effective Time; (viii) the amount to be contributed to the Escrow Fund on behalf of each Company Indemnitor pursuant to Section 1.11; (ix) an itemized list of each Company Transaction Expense, including the names and addresses of each Person to whom such expense was or is owed; (x) the Company Transaction Expense Amount as of the Effective Time; (xi) the Unrestricted Cash; (xii) the Cash Shortfall, if any; and (xiii) wire instructions for each recipient of payment of Company Transaction Expenses or Outstanding Liabilities.

(b) Company shall prepare and deliver to Parent, not less than three business days prior to Closing, a spreadsheet in the form of, and calculated consistent with the methodology applied in, the Illustrative Closing Payment Schedule (the “Closing Payment Schedule”), which Closing Payment Schedule shall be dated as of the Closing Date and shall set forth all of the information required to be included in the Illustrative Closing Payment Schedule (in addition to the other required data and information specified therein), as of immediately prior to the Effective Time. If the Closing occurs on a date other than closing date set forth in the Closing Payment Schedule, Company shall on the day of, and prior to, the Closing provide an updated Closing Payment Schedule dated as of the Closing Date. Prior to the Closing, Company shall provide Parent with a duly and validly executed current Form W-9 (or applicable current Form W-8, in the case of non-U.S. Persons) from each recipient of payment of Company Transaction Expenses or Outstanding Liabilities.

(c) Attached hereto as EXHIBIT H is a spreadsheet (the “Illustrative Milestone Payment Allocation Schedule”) setting forth good faith estimates of the following, in each case determined on a pro forma basis as if completion of the Milestone occurred on the date of this Agreement and setting forth for each Company Stockholder: (i) such Company Stockholder’s name, address and email address (to the extent available); and (ii) the payment to be made to such Company Stockholder by Parent pursuant to Sections 1.5(c)(ii) or 1.5(d)(ii), expressed as a percentage and as a share amount for Milestone Stock Consideration and the methodology for the calculation of the same.

(d) Stockholders’ Representative shall prepare and deliver to Parent, not less than three business days following a notice by Parent to Stockholders’ Representative of completion of the Milestone, a spreadsheet reasonably acceptable to Parent and in the form of the Milestone Allocation Schedule Estimate (the “Milestone Payment Allocation Schedule”), which Milestone Payment Allocation Schedule shall be dated as of the date of such delivery and shall set forth all of the information required to be included in the Milestone Payment Schedule Estimate (in addition to the other required data and information specified therein), as of immediately prior to the date of such delivery.

1.14 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Interim Surviving Corporation, the Surviving Company or Parent with full right, title and possession of and to all rights and property of the Company, the officers and directors of the Interim Surviving Corporation, the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub I, in the name of Merger Sub II in the name of the Company and otherwise) to take such action.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants, subject to such exceptions as are disclosed in the Company Disclosure Schedule supplied by the Company to Parent and dated as of the date hereof, to and for the benefit of the Parent Indemnitees, as follows:

2.1 Due Organization; No Subsidiaries; Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Material Contracts.

(b) The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the name “VINDICO NANOBIOTECHNOLOGY INC.,” “VINDICO PHARMACEUTICALS” or “VINDICO.”

(c) The Company is not and has not been required to be qualified, authorized, registered or licensed to do business as a foreign corporation in any jurisdiction other than the jurisdictions identified in Part 2.1(c) of the Company Disclosure Schedule, except where the failure to be so qualified, authorized, registered or licensed has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The Company is in good standing as a foreign corporation in each of the jurisdictions identified in Part 2.1(c) of the Company Disclosure Schedule.

(d) Part 2.1(d) of the Company Disclosure Schedule accurately sets forth (i) the names of the members of the Company’s board of directors, (ii) the names of the members of each committee of the Company’s board of directors, and (iii) the names and titles of the Company’s officers.

(e) The Company does not own any controlling interest in any Entity and the Company has never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect equity interest in, any Entity. The Company has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. The Company has not guaranteed or is not responsible or liable for any obligation of any of the Entities in which it owns or has owned any equity interest.

2.2 Charter and Organizational Documents; Records. The Company has delivered to Parent accurate and complete copies of: (1) the certificate of incorporation and bylaws of the Company, including all amendments thereto; (2) the stock records of the Company; and (3) the written minutes and other written records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company, the board of directors of the Company and all committees of the board of directors of the Company. There have been no formal meetings or other proceedings of the stockholders of the Company, the board of directors of the Company or any committee of the board of directors of the Company that are not fully reflected in such minutes or other records. There has not been any material violation of any of the provisions of the Company’s charter or organizational documents, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s stockholders, the Company’s board of directors or any committee of the Company’s board of directors.

2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 6,000,000 shares of Common Stock, $0.0001 par value (the “Company Common Stock”), of which

3,500,000 shares have been issued and are outstanding as of the date of this Agreement and (ii) 2,000,000 shares of Preferred Stock, $0.0001 par value, all of which have been designated “Company Series A Preferred Stock”, of which 1,437,884 shares have been issued and are outstanding as of the date of this Agreement. Each outstanding share of Company Series A Preferred Stock is convertible into one (1) share of Company Common Stock. All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Part 2.3(a) of the Company Disclosure Schedule provides an accurate and complete description of the terms of each repurchase option which is held by the Company and to which any of such shares is subject.

(b) Part 2.3(b) of the Company Disclosure Schedule sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement and each other right to acquire the Company’s shares or capital stock (including any anti-dilution or similar rights) (each, a “Company Capital Stock Right”): (i) the name of the holder of such Company Capital Stock Right; (ii) the total number of shares of Company Common Stock that are subject to such Company Capital Stock Right and the number of shares of Company Common Stock with respect to which such Company Capital Stock Right is immediately exercisable; (iii) the total number of vested shares for such Company Capital Stock Right as of the date identified therein (and any acceleration thereof as a result of the Merger); and (iv) the exercise price per share of Company Common Stock purchasable under such Company Capital Stock Right.

(c) Except as set forth in Part 2.3(b) and Part 2.3(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant, phantom stock right or right (including conversion or preemptive rights) (whether or not currently exercisable) to acquire or purchase any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; and (iv) except as set forth in this Section 2.3 or in Part 2.3(c) of the Company Disclosure Schedule, no Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. All options to purchase Company Common Stock are pursuant to the Company Option Plans and/or the other written agreements provided to Parent.

(d) All of the outstanding equity securities of Company Common Stock have been duly authorized and validly issued, and are fully paid and non-assessable, and have been issued in compliance with the organizational documents of each entity. All outstanding equity securities of Company Common Stock and all outstanding Company Options and Company Capital Stock Rights have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

(e) Except as set forth in Part 2.3(e) of the Company Disclosure Schedule, the Company has never repurchased, redeemed or otherwise reacquired or converted any shares of capital stock or other securities of the Company. All securities so repurchased, redeemed, reacquired or converted were repurchased, redeemed, reacquired or converted in compliance with the applicable provisions of the DGCL, the Company’s certificate of incorporation and bylaws and all other applicable Legal Requirements.

2.4 Financial Statements.

(a) The Company has delivered to Parent the following financial statements and notes (collectively, the “Company Financial Statements”):

(i) The unaudited consolidated balance sheets of the Company as of December 31, 2015, and the related unaudited consolidated statements of operations and statements of cash flows of the Company for the years then ended; and

(ii) the unaudited consolidated balance sheet of the Company as of August 31, 2016 (the “Unaudited Interim Balance Sheet”), and the related unaudited consolidated statements of operations and statements of cash flows for the eight (8) months then ended.

(b) The Company Financial Statements present fairly in all material respects the financial position of the Company as of the respective dates thereof and the results of operations and (in the case of the financial statements referred to in Section 3.8(a)(i)) cash flows of the Company for the periods covered thereby (and the financial statements referred to in Section 3.8(a)(ii)) are subject to normal and recurring year-end audit adjustments. The Company Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except that the financial statements referred to in Section 3.8(a)(ii) do not contain footnotes and are subject to normal year-end audit adjustments).

2.5 Absence of Changes. Except as set forth on Part 2.5 of the Company Disclosure Schedule, since August 31, 2016:

(a) there has not been any material adverse change in the Company’s business, condition, assets, liabilities, operations, financial performance or prospects, and, to the Knowledge of the Company, no event has occurred that would reasonably be expected to have a Material Adverse Effect on the Company;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, the Company’s assets (whether or not covered by insurance);

(c) the Company has not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, and has not repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

(d) the Company has not sold, issued or authorized the issuance of (i) any shares, capital stock or other security (except for Company Capital Stock issued upon the exercise of outstanding Company Options), (ii) any option or right to acquire any shares, capital stock or any other security or (iii) any instrument convertible into or exchangeable for any shares, capital stock or other security;

(e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of its Company Option Plans, (ii) any provision of any agreement evidencing any outstanding Company Option, or (iii) any restricted stock purchase agreement;

(f) there has been no amendment to the Company’s certificate of incorporation or bylaws and the Company has not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) the Company has not formed any subsidiary or acquired any equity interest or other interest in any other Entity;

(h) the Company has not made capital expenditures exceeding $100,000 in the aggregate;

(i) the Company has not (i) entered into or permitted any of the assets owned or used by it to become bound by any Contract that is or would constitute a Material Contract (as defined in Section 2.10(a)), or (ii) amended or prematurely terminated, or waived any material right or remedy under, any such Contract;

(j) the Company has not (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company’s past practices;

(k) the Company has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

(l) the Company has not made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Company’s past practices;

(m) the Company has not (i) made any loans or advances to or any investments in, any Person (other than pursuant to routine advances made to employees in the ordinary course of business), or (ii) incurred or guaranteed any indebtedness for borrowed money;

(n) the Company has not (i) established or adopted any Company Employee Plan, (ii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iii) hired any new employee;

(o) the Company has not changed any of its methods of accounting or accounting practices in any respect;

(p) the Company has not made, changed or rescinded any Tax election, adopted or changed any accounting method in respect of Taxes, entered into any agreement in respect of Taxes, settled any claim or assessment in respect of Taxes, consented to any extension or waiver of any limitation period applicable to any claim or assessment in respect of Taxes, entered into any Tax sharing or similar agreement or arrangement, amended any Tax Return or taken any position on any Tax Return, taken any action, omitted to take any action or entered into any transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Parent or any of its Affiliates (including the Interim Surviving Corporation or the Surviving Company) in respect of any Tax period or portion thereof that begins after the Closing Date;

(q) the Company has not commenced or settled any Legal Proceeding;

(r) the Company has not entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with its past practices;

(s) the Company has not received any notice that there has been or has a reasonable expectation that there will be a loss of, or material order cancellation by, any major customer of the Company;

(t) the Company has not sold, assigned or transferred any patents or patent application, trademarks or trademark applications, service marks, trade names, corporate names, copyrights or copyright registrations, trade secrets or other intangible assets; and

(u) the Company has not agreed or committed to take any of the actions referred to in clauses “(c)” through “(t)” above.

2.6 Title to Tangible Assets.

(a) The Company owns and has good, valid and marketable title to, all tangible assets purported to be owned by it, including: (i) all tangible assets reflected on the Unaudited Interim Balance Sheet; and (ii) all other tangible assets reflected in the Company’s books and records as being owned by the Company. Except as set forth in Part 2.6 of the Company Disclosure Schedule, all of said tangible assets are owned by the Company free and clear of any liens or other Encumbrances, other than Permitted Encumbrances.

(b) Part 2.6 of the Company Disclosure Schedule identifies all tangible assets that are material to the business of the Company and that are being leased or licensed to the Company. The Company is in compliance with the terms of such leases or licenses in all material respects and holds a valid leasehold in such leases and licenses. The Company owns or leases all tangible assets sufficient for and material to the conduct of the Company’s business as presently conducted.

2.7 Bank Accounts; Receivables; Payables.

(a) Part 2.7(a) of the Company Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution.

(b) Part 2.7(b) of the Company Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company as of August 31, 2016. Except as set forth in Part 2.7(b) of the Company Disclosure Schedule, all existing accounts receivable of the Company, if any (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since August 31, 2016 and have not yet been collected) (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business, and (ii) are current and will be collected in full when due, without any counterclaim or set off.

(c) Part 2.7(c) of the Company Disclosure Schedule provides an accurate and complete breakdown and aging of the accounts payable of the Company as of August 31, 2016.

2.8 Equipment; Leasehold.

(a) All items of equipment and other tangible assets owned by or leased to the Company are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Company business in the manner in which such business is currently being conducted.

(b) The Company does not own any real property, nor has the Company ever owned any real property. Part 2.8(b) of the Company Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or otherwise used or occupied by the Company for the operation of its business (the “Leased Real Property”), the name of the lessor, licensor, sublessor, master lessor and/or lessee, and the date of the lease, license, sublease or other occupancy right and each amendment thereto. The Company has provided Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (“Lease Agreements”); and there are no other Lease Agreements for real property affecting the Leased Real Property or to which the Company is bound, other than those identified in Section 2.8(b) of the Company Disclosure Schedule. All such Lease Agreements are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default, no rentals are past due, or event of default (or event which with notice or lapse of time, or both, would constitute a default). The Company has not received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn. The Company currently occupies all of the Leased Real Property for the operation of its business. There are no other parties occupying, or with a right to occupy, the Leased Real Property. The Company does not owe brokerage commissions or finders fees with respect to any such Leased Real Property or would not owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements. The Leased Real Property is in good operating condition and repair, reasonable wear and tear excepted, and suitable for the conduct of the business as presently conducted.

2.9 Intellectual Property; Privacy.

(a) Products and Services. Part 2.9(a) of the Company Disclosure Schedule describes generally each of the Company Products.

(b) Registered IP. Part 2.9(b) of the Company Disclosure Schedule accurately identifies and describes any Registered IP in which the Company has an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise).

(c) Inbound Licenses. Part 2.9(c) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which any Intellectual Property Right or Intellectual Property is or has been licensed, sold, assigned, or otherwise conveyed or provided to the Company (other than (x) agreements between the Company and its employees in the Company’s standard form thereof and (y) non-exclusive licenses to third-party software that is not incorporated into any Company Product).

(d) Outbound Licenses. Part 2.9(d) of the Company Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP. No Company is bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company IP anywhere in the world.

(e) Royalty Obligations. Part 2.9(e) of the Company Disclosure Schedule contains a complete and accurate list and summary of all royalties, fees, commissions, and other amounts payable by the Company to any other Person (other than sales commissions paid to employees according to the Company’s standard commissions plan) upon or for the manufacture, sale, or distribution of any Company Product or the use of any Company IP.

(f) Ownership Free and Clear. The Company exclusively owns all right, title, and interest to and in the Company IP (other than Intellectual Property Rights exclusively licensed to the Company, as identified in Part 2.9(b) of the Company Disclosure Schedule) free and clear of any Encumbrances (other than Permitted Encumbrances and licenses and rights granted pursuant to the Contracts identified in Part 2.9(c) of the Company Disclosure Schedule). Without limiting the generality of the foregoing:

(i) Employees and Contractors. Except as set forth in Part 2.9(f)(i) of the Company Disclosure Schedule, each Person who is or was an employee or independent contractor of the Company and who is or was involved in the creation or development of any material Company Product or material Company IP has signed an agreement containing an assignment of Intellectual Property Rights pertaining to such Company Product or Company IP to the Company and confidentiality provisions protecting the Company IP.

(ii) Government Rights. Except as set forth in Part 2.9(f)(ii) of the Company Disclosure Schedule, no funding, facilities, or personnel of any Governmental Body or any public or private university, college, or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company IP, including any Company IP claimed in any patent or patent application.

(iii) Protection of Proprietary Information. The Company has taken commercially reasonable steps to maintain the confidentiality of all confidential information pertaining to the Company or any Company Product. Without limiting the generality of the foregoing, no portion of the source code for any software ever owned or developed by the Company has been disclosed or licensed to any escrow agent or other Person other than as set forth in Part 2.9(f)(iii) of the Company Disclosure Schedule.

(iv) IP Dispositions. The Company has not agreed to assign or otherwise transfer ownership of any Company IP currently owned by the Company to any other Person.

(v) Standards Bodies. The Company is not and has never been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company IP.

(g) Valid and Enforceable. To the Company’s Knowledge, all Company IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i) Trademarks. To the Company’s Knowledge, no trademark or trade name owned, used, or applied for by any Company conflicts or interferes with any trademark or trade name owned, used, or applied for by any other Person. No event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in, or would reasonably be expected to result in, the abandonment of any material trademark (whether registered or unregistered) owned, used, or applied for by the Company.

(ii) Legal Requirements and Deadlines. Except as set forth in Part 2.9(g)(ii) of the Company Disclosure Schedule, to the Company’s Knowledge, no application for a patent or a copyright, mask work, or trademark registration or any other type of Registered IP filed by or on behalf of the Company has been abandoned, allowed to lapse, or rejected.

(h) Third-Party Infringement of Company IP. To the Company’s Knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Company IP. To the Company’s Knowledge, Part 2.9(h) of the Company Disclosure Schedule accurately identifies (and the Company has provided to Parent a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or any representative of the Company regarding any actual, alleged, or suspected infringement or misappropriation of any Company IP.

(i) Effects of This Transaction. Except as set forth in Part 2.9(i) of the Company Disclosure Schedule, neither the execution, delivery, or performance of this Agreement (or any of the ancillary agreements) nor the consummation of any of the transactions contemplated by this Agreement (or any of the ancillary agreements) will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any Company IP; (ii) a breach of or default under any Company IP Contract; (iii) the release, disclosure, or delivery of any Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Company IP.

(j) No Infringement of Third Party IP Rights. The Company has never infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person or engaged in unfair competition, and the conduct of the business by the Company as currently conducted does not infringe, misappropriate or otherwise violate or make unlawful use of any Intellectual Property Right of any other Person or result in unfair competition. No Company Product, and no method or process used in the manufacturing of any Company Product, infringes, violates, or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. To the Knowledge of the Company, there is no legitimate basis for a claim that the Company or any Company Product has infringed or misappropriated any Intellectual Property Right of another Person or engaged in unfair competition or that any Company Product, or any method or process used in the manufacturing of any Company Product, infringes, violates, or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. Without limiting the generality of the foregoing:

(i) Infringement Claims. No infringement, misappropriation, or similar claim or Legal Proceeding relating to Intellectual Property Rights is pending or, to the Knowledge of the Company, threatened against the Company or against any other Person who is or may be entitled to be indemnified, defended, held harmless, or reimbursed by the Company with respect to such claim or Legal Proceeding. The Company has not received any notice or other communication (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation by the Company, any of its employees or agents, or any Company Product of any Intellectual Property Rights of another Person, including any letter or other communication suggesting or offering that the Company obtain a license to any Intellectual Property Right of another Person.

(ii) Other Infringement Liability. The Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential Intellectual Property Right infringement, misappropriation, or similar claim (other than indemnification provisions in the Company’s standard forms of Company IP Contracts).

(iii) Infringement Claims Affecting In-Licensed IP. To the Knowledge of the Company, no claim or Legal Proceeding involving any Intellectual Property Right licensed to the Company is pending or has been threatened, except for any such claim or Legal Proceeding that, if adversely determined, would not in any material respect adversely affect

(a) the use or exploitation of such Intellectual Property or Intellectual Property Right by the Company, or (b) the design, development, manufacturing, marketing, distribution, provision, licensing or sale of any Company Product.

(k) Privacy Policy. Part 2.9(k) of the Company Disclosure Schedule contains each Company Privacy Policy, if any, and identifies, with respect to each Company Privacy Policy, (i) the period of time during which such privacy policy was or has been in effect, (ii) whether the terms of a later Company Privacy Policy apply to the data or information collected under such privacy policy, and (iii) if applicable, the mechanism (such as opt-in, opt-out, or notice only) used to apply a later Company Privacy Policy to data or information previously collected under such privacy policy.

(l) Personal Data. Part 2.9(l) of the Company Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for the Company at any time, if any (the “Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected, and the security policies that have been adopted and maintained with respect to each such database. No material breach or violation of any such security policy has occurred or, to the Knowledge of the Company, is threatened, and to the Knowledge of the Company, there has been no unauthorized or illegal use of or access to any of the data or information in any of the Company Databases.

(m) Compliance. The Company has complied at all times and in all material respects with all of the Company Privacy Policies, if any, and with all applicable Legal Requirements pertaining to privacy or Personal Data (“Privacy Laws”).

(n) No Violation. Neither the execution, delivery, or performance of this Agreement (or any of the ancillary agreements) nor the consummation of any of the transactions contemplated by this Agreement (or any of the ancillary agreements) will result in any violation of any Company Privacy Policy, if any.

(o) Claims. There are no actual or, to the Knowledge of the Company, threatened claims against the Company brought by any Governmental Body, or by any Person in respect of the collection, use or disclosure of Personal Data by the Company, or any Privacy Laws, Third Party Privacy Agreements or Privacy Agreements, nor, to the Knowledge of the Company are there any facts or circumstances which may reasonably give rise to any claims.

(p) Milestone Data. The Company has provided to Parent all data generated by it in connection with, relating to, or relevant to the determination of, the achievement of the Milestone, excluding data generated as part of any studies or projects ongoing as of the Effective Date to the extent such data has not been incorporated into the Company’s reports regularly prepared in the ordinary course of business and consistent with the Company’s past practices.

2.10 Contracts.

(a) Part 2.10 of the Company Disclosure Schedule identifies:

(i) each Company Contract relating to the employment of, or the performance of services by, any employee, consultant or independent contractor that is in effect on the date hereof or that obligates the Company as of the date hereof;

(ii) each Company Contract imposing any restriction on the Company’s right or ability (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) develop or distribute any technology;

(iii) each Company Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

(iv) each Company Contract relating to the acquisition, issuance or transfer of any securities;

(v) each Company Contract relating to the creation of any Encumbrance with respect to any asset of the Company;

(vi) each Lease Agreement;

(vii) each Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

(viii) each Company Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(ix) each Company Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party (as defined in Section 2.18);

(x) each Company Contract constituting or relating to a Government Contract or Government Bid;

(xi) any Company Contract that contain “most favored nation” or preferred pricing provisions;

(xii) any Company Contract or commitment relating to capital expenditures and involving future payments in excess of $25,000 individually;

(xiii) any sales representative, original equipment manufacturer, manufacturing, value added, remarketer, reseller, or independent software vendor, or other agreement for use or distribution of the Company Product;

(xiv) any purchase order or Company Contract for the purchase of materials involving future payments in excess of $25,000; and

(xv) any other Company Contract that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or (B) the performance of services having a value in excess of $100,000 in the aggregate.

(Contracts in the respective categories described in clauses “(i)” through “(xv)” above and required to be disclosing in Part 2.9(c) and 2.9(d) of the Company Disclosure Schedule are referred to in this Agreement as “Material Contracts.”)

(b) The Company has delivered to Parent accurate and complete copies of all Material Contracts, including all amendments thereto. Each Material Contract is valid and in full force and effect and enforceable by the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) Except as set forth in Part 2.10 of the Company Disclosure Schedule:

(i) the Company has not violated or breached, or committed any default under, any Material Contract, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Material Contract;

(ii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare a default or exercise any remedy under any Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Material Contract, or (D) give any Person the right to cancel, terminate or modify any Material Contract;

(iii) the Company has not received any notice or other communication nor has any reasonable expectation of receiving any notice or other communication regarding any actual or possible violation or breach of, or default under, any Material Contract; and

(iv) the Company has not waived any of its rights under any Material Contract.

(d) No Person is renegotiating, or has a right pursuant to the terms of any Material Contract to renegotiate, any amount paid or payable to the Company under any Material Contract or any other material term or provision of any Material Contract.

(e) Part 2.10(e) of the Company Disclosure Schedule identifies each proposed Contract as to which any active bid, offer, award, written proposal, term sheet or similar document has been submitted or received by the Company since January 1, 2016.

(f) Part 2.10(f) of the Company Disclosure Schedule provides an accurate description and breakdown of the Company’s backlog under Material Contracts, if any.

(g) No current customer and no material current vendor of the Company has canceled or otherwise terminated (including by failure to renew), or to the Knowledge of the Company, since January 1, 2016, communicated to the Company its intention to so cancel or otherwise terminate (including by failure to renew), its relationship with the Company or has at any time since January 1, 2016, decreased materially its services or supplies to the Company in the case of any such vendor, or its usage of the services or products of the Company in the case of such customer. To the Knowledge of the Company, no such customer or material vendor has indicated orally (since January 1, 2016) to the Company or in a writing delivered to the Company that such supplier or customer intends to cancel or otherwise terminate its relationship (including by failure to renew) with the Company or to decrease materially its delivery of services or supplies to the Company or its usage of the services or products of the Company, as the case may be. The Company has not engaged in any fraudulent conduct with respect to any customer or vendor of the Company.

2.11 Liabilities. The Company has no accrued, absolute, unliquidated, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles, and whether due or to become due), except for: (a) liabilities identified as such in the “liabilities” column of the Unaudited Interim Balance Sheet; (b) liabilities payable or accrued that have been incurred by the Company since August 31, 2016 in the ordinary course of business and consistent with the Company’s past practices; (c) liabilities under the Company Contracts identified in Part 2.10 of the Company Disclosure Schedule, to the extent the nature and magnitude of such liabilities can be specifically ascertained by reference to the text of such Company Contracts; and (d) the liabilities identified on the Company Disclosure Schedules, including Part 2.11 of the Company Disclosure Schedules, or those that would be required to be disclosed on the Company Disclosure Schedules but for the limitations on such disclosure contained in the representations and warranties related to the applicable Section of the Company Disclosure Schedule.

2.12 Compliance with Legal Requirements.

(a) The Company is, and has at all times been, in material compliance with all applicable Legal Requirements. Except as set forth in Part 2.12 of the Company Disclosure Schedule, the Company has not received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

(b) The Company has not, and (to the Knowledge of the Company) no Representative of the Company with respect to any matter relating to the Company, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any other unlawful payment.

(c) The Company conducts, and has at all times conducted, its export transactions in accordance with all applicable U.S. and foreign export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets

Control Regulations, and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the generality of the foregoing:

(i) The Company has obtained all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Body required for (i) the export and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”).

(ii) The Company in material compliance with the terms of all applicable Export Approvals.

(iii) There are no pending or, to the Company’s Knowledge, threatened claims against the Company with respect to such Export Approvals.

2.13 Governmental Authorizations.

(a) Part 2.13 of the Company Disclosure Schedule identifies each material Governmental Authorization held by the Company, and the Company has delivered to Parent accurate and complete copies of all Governmental Authorizations identified in Part 2.13 of the Company Disclosure Schedule. The Governmental Authorizations identified in Part 2.13 of the Company Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted. The Company is, and at all times has been, in substantial compliance with the terms and requirements of the respective Governmental Authorizations identified in Part 2.13 of the Company Disclosure Schedule. The Company has not received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

(b) Part 2.13(b) of the Company Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives, qualifications and subsidies (collectively, “Grants”) from any Governmental Body to the Company. The Company has delivered to Parent accurate and complete copies of all documents evidencing Grants and of all letters of approval, and supplements thereto, granted to the Company. The Company has previously provided to Parent detailed information regarding (i) the total amount of the benefits received by the Company under each such Grant and the total amount of the benefits available for future use by the Company under each such Grant; (ii) a general description of any research and development program for which such Grant was approved and a description of all technologies developed with such Grant funding; (iii) the final date of any tail reporting obligation under each such Grant, and (iv) any Grant consisting of a Tax incentive and the amount of such Tax incentives received and claimed by the Company (other than incentives generally available by operation of law without application or action by any Governmental Body). The Company is in compliance with all of the terms, conditions and requirements of the Grants and has duly fulfilled all the undertakings relating thereto. Subject to Parent’s, Merger Sub I’s and Merger Sub II’s full compliance with the terms of this Agreement, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated by this Agreement, does, will or would reasonably be expected to (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify or recapture any Grant identified or required to be identified in Part 2.13(b) of the Company Disclosure Schedule or any Tax incentives provided to the Company thereunder. Subject to Parent’s, Merger Sub I’s and Merger Sub II’s full compliance with the terms of this Agreement, no Consent of any Governmental Body or other Person is required to be obtained prior to the consummation of the transactions contemplated by this Agreement in order to preserve the entitlement of any Company to any Grant or to avoid any increase in royalty rates, if any, incurred by any Company under any such Grant or other change in the terms and conditions applicable to the Company under any such Grant. There is no intention by the Company nor, to the Knowledge of the Company, any other Person to change the terms of any Grant.

2.14 Tax Matters.

(a) The Company has filed all income and other material Tax Returns that they were required to be filed under applicable Legal Requirements. All such Tax Returns are correct and complete in all material respects and have been prepared in substantial compliance with all applicable Legal Requirements. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been paid. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The Company is not, and has never been, subject to Tax in any country other than the United States. There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(b) The Company has withheld, collected, reported and paid over to the appropriate Governmental Body all Taxes required to have been withheld, collected, reported and paid in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder, or other third party.

(c) To the Knowledge of the Company, the Company does not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. No Legal Proceedings are pending or being conducted with respect to Tax matters of the Company. The Company has not received from any Governmental Body any (i) notice indicating an intent to open an audit or other review or (ii) request for information related to Tax matters. There is no Tax deficiency outstanding, assessed or proposed against the Company that has not been paid in full.

(d) Part 2.14(d) of the Company Disclosure Schedule lists all income and other material Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2012, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of an audit. The Company has delivered to Parent correct and complete copies of all income and other material Tax Returns filed after December 31, 2012, and correct and complete copies of all audit or examination reports, and statements of deficiencies assessed against or agreed to by the Company for such taxable years.

(e) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) Except as set forth on Part 2.14(f) of the Company Disclosure Schedule, the Company is not a party to any Contract that has resulted or would reasonable be expected to result, separately or in the aggregate, in the payment of (i) any “parachute payment” within the meaning of section 280G of the Code (or any corresponding provisions of state, local or foreign Tax Legal Requirement) and (ii) any amount that will not be fully deductible as a result of section 162(m) of the Code (or any corresponding provisions of state, local or foreign Tax Legal Requirement). The Company has not been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code. The Company is not a party to or bound by any agreement with any third party relating to allocating, indemnification or sharing the payment of, or liability for, Taxes. The Company has (A) not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) and (B) no Liability for the Taxes of any Person (other than the Company) under regulation 1.1502-6 of the Code (or any similar provision of state, local, or foreign Legal Requirement), as a transferee or successor, by Contract, Legal Requirement or otherwise.

(g) To the Company’s Knowledge, the unpaid Taxes of the Company (A) did not, as of the date of the Unaudited Interim Balance Sheet, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Unaudited Interim Balance Sheet, and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the date of the Unaudited Interim Balance Sheet, the Company has not incurred any liability for Taxes outside the ordinary course of business.

(h) To the Company’s Knowledge, none of Parent, the Interim Surviving Corporation, the Surviving Company or any of their Affiliates will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting, or use of an improper method of accounting, in each case for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Legal Requirement) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in United States Treasury Regulations under section 1502 of the Code (or any corresponding or similar provisions of state, local or foreign income Tax Legal Requirement); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date or (F) election pursuant to Section 108(i) of the Code made on or before the Closing Date.

(i) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by section 355 or section 361 of the Code.

(j) The Company has provided to Parent all documentation in the Company’s possession relating to any applicable Tax holidays or Tax incentives that have been taken or currently may be taken by the Company (including the Kentucky Grant Agreements).

(k) No share of Company Capital Stock is a “covered security” within the meaning of Section 6045(g) of the Code. No Person holds shares of Company Capital Stock that was issued in connection with the performance of services and that are subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made.

(l) The Company has not participated in a “reportable transaction” as defined for purposes of Section 6707A(c) of the Code or the Treasury Regulations promulgated thereunder or similar transaction under any similar or corresponding Legal Requirement.

(m) To the Company’s Knowledge, there is no property or obligation of the Company, including uncashed checks to vendors, customers or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that is, or may become, escheatable or reportable as unclaimed property to any Governmental Body under any applicable escheatment, unclaimed property or similar Legal Requirements.

(n) The Company does not have, and never has had, any direct or indirect interest in any trust, partnership, corporation, limited liability company, or other business entity for U.S. federal income tax purposes. The Company is and has always been a corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes, and has comparable status under the Laws of any other jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. The Company uses the accrual method of accounting for income Tax purposes.

(o) No compensation shall be, or has been, includable in the gross income of any current or former employee, director or consultant of the Company as a result of the operation of section 409A of the Code with respect to any applicable arrangements or agreements in effect at any time prior to the Effective Time. No payment or benefits provided pursuant to any Company Employee Plan or other arrangement between the Company and any “service provider” (as such term is defined in section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including the grant, vesting or exercise of any stock option or stock appreciation right, will or may provide for the deferral of compensation subject to Section 409A of the Code, whether pursuant to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) or otherwise. The Company is not a party to, or otherwise obligated under, any Company Employee Plan or other arrangement that provides for the gross-up of the tax imposed by section 409A(a)(1)(B) of the Code.

2.15 Employee and Labor Matters; Benefit Plans.

(a) Part 2.15(a) of the Company Disclosure Schedule accurately sets forth, with respect to each employee of the Company (including any employee of the Company who is on a leave of absence or on layoff status):

(i) the name of such employee and the date as of which such employee was originally hired by the Company;

(ii) such employee’s title;

(iii) the aggregate cash dollar amount of the compensation (including wages, salary, commissions, director’s fees, fringe benefits, bonuses, profit-sharing payments and other payments or benefits of any type) received by such employee from the Company with respect to services performed during the period of January 1, 2015 through August 31, 2016; and

(iv) each Company Employee Plan in which such employee participates or is eligible to participate.

(b) Part 2.15(b) of the Company Disclosure Schedule accurately identifies each former employee of the Company who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (whether from the Company or otherwise) relating to such former employee’s employment with the Company; and Part 2.15(b) of the Company Disclosure Schedule accurately describes such benefits.

(c) Except as set forth in Part 2.15(c) of the Company Disclosure Schedule, the employment of each of the Company’s employees is terminable by the Company at will. The Company has delivered to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the current and former employees of the Company.

(d) To the Knowledge of the Company:

(i) no employee of the Company intends to terminate his or her employment with the Company; and

(ii) no employee of the Company is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of the Company; or (B) the Company’s business or operations.

(e) Part 2.15(e) of the Company Disclosure Schedule accurately sets forth, with respect to each independent contractor of the Company involved in the development of software, if any:

(i) the name of such independent contractor and the date as of which such independent contractor was originally hired by the Company;

(ii) the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from the Company with respect to services performed; and

(iii) the terms of compensation of such independent contractor.

(f) Except as set forth in Part 2.15(f) of the Company Disclosure Schedule, the Company is not a party to or bound by, and has never been a party to or bound by, any employment agreement or any union Contract, collective bargaining agreement or similar Contract.

(g) The Company is not engaged, and has never been engaged, in any unfair labor practice of any nature. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company, any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. No event has occurred, and no condition or circumstance exists, that might reasonably be expected to give rise to or provide a basis for the commencement of any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. There are no actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Company Employee, including, without limitation, charges of unfair labor practices or discrimination complaints. The Company is not party to any labor agreement with respect to the Company Employees with any labor organization, union, group or association and there have been no attempts by an union, group or other labor organization to organize the Company Employees.

(h) To the Knowledge of the Company, none of the current or former independent contractors of the Company could be reclassified as an employee. The Company has never had any leased employees. No independent contractor of the Company is eligible to participate in any Company Employee Plan.

(i) Part 2.15(i) of the Company Disclosure Schedule contains an accurate and complete list as of the date hereof of each Company Employee Plan. The Company does not intend nor has it committed to establish or enter into any new Company Employee Plan, or to modify any Company Employee Plan (except to conform any such Company Employee Plan to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Parent in writing or as required by this Agreement). No Company Employee Plan is subject to the laws of any jurisdiction outside the United States.

(j) With respect to each Company Employee Plan, the Company has made available to Parent: (i) correct and complete copies of all documents setting forth the terms of each Company Employee Plan and each Company Employee Agreement, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iii) if the Company Employee Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Company Employee Plan assets; (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Company Employee Plan; (v) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance Contracts; (vi) all written materials provided to any Company Employee relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company; (vii) all correspondence to or from any Governmental Body relating to any Company Employee Plan; (viii) all COBRA forms and related notices; (ix) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (x) all discrimination tests required under the Code for each Company Employee Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years; and (xi) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan intended to be qualified under Section 401(a) of the Code.

(k) The Company has performed all obligations required to be performed by them under each Company Employee Plan and are not in default or violation of, and the Company does not have Knowledge of any default or violation by any other party to, the terms of any Company Employee Plan, and each Company Employee Plan has been established and maintained in accordance with its terms and in compliance with all applicable Legal Requirements, including ERISA and the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified and has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and to the Knowledge of the Company, there is not and there has never been any event, condition or circumstance that would reasonably be expected to result in disqualification under the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code and/or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no claims or Legal Proceedings pending, or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits), against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to Parent, the Company (other than ordinary administration expenses). There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Body with respect to any Company Employee Plan. The Company has never incurred any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company has timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.

(l) The Company has never maintained, established, sponsored, participated in, contributed to, or had any Liability (including by virtue of being an ERISA Affiliate of any Person at any relevant time) with respect to any: (i) plan that is or was subject to Title IV of ERISA; (ii) “multiemployer plan” within the meaning of Section (3) (37) of ERISA or (iii) “multiple employer plan” (within the meaning of Section 413(c) of the Code). The Company has never maintained, established, sponsored, participated in or contributed to, any Company Pension Plan in which stock of the Company is or was held as a plan asset.

(m) No Company Employee Plan provides, or reflects or represents any liability of the Company to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements. The Company has never represented, promised or contracted (whether in oral or written form) to any Company Employee (either individually or to Company Employees as a group) or any other Person that such Company Employee(s) or other person would be provided with retiree life insurance, retiree health benefit or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(n) Except as set forth in Part 2.15(n) of the Company Disclosure Schedule, and except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) could (i) constitute an event under any Company Employee Plan, Company Employee Agreement, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee, (ii) limit the right of the Company to amend, merge, terminate or receive a reversion of assets from any Company Employee Plan or related trust; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Company Employee.

(o) Except as set forth in Part 2.15(o) of the Company Disclosure Schedule, the Company: (i) are, and at all times have been, in substantial compliance with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, including in respect of overtime and periods of weekly rest, in each case, with respect to Company Employees, including the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of HIPAA and any similar provisions of state law; (ii) have withheld and reported all amounts required by applicable Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to Company Employees; (iii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with the Legal Requirements applicable of the foregoing; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or, to the Knowledge of the Companies, threatened or reasonably anticipated claims or Legal Proceedings against the Company under any worker’s compensation policy or long-term disability policy.

(p) The Company has not effectuated a “plant closing,” partial “plant closing,” “relocation”, “mass layoff” or “termination” (as defined in the WARN Act any similar Legal Requirement) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company and no terminations prior to the Closing Date shall result in unsatisfied liability or obligation under the WARN Act or any similar state, local or foreign law.

(q) To the Knowledge of the Company, no Company Employee is obligated under any Contract or subject to any judgment, decree, or order of any court or other Governmental Body that would interfere with such Person’s efforts to promote the interests of the Company or that would interfere with the business of the Company. Neither the execution nor the delivery of this Agreement, nor the carrying on of the business of the Company as presently conducted nor any activity of such stockholder or Company Employees in connection with the carrying on of the business of the Company as presently conducted will, to the Knowledge of the Company, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any of such stockholders or Company Employees is now bound.

(r) Except as set forth in Part 2.15(r) of the Company Disclosure Schedule, there is no Contract between the Company and any Company Employee or director that would give rise to a claim for damages or compensation (other than statutory severance pay) if terminated by the Company with or without notice.

(s) All amounts that the Company is legally or contractually required (i) to deduct from its employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar fund, or (ii) fund with respect to employee severance obligations, in each case, been duly deducted, transferred, withheld, paid and funded, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding, payment or funding

2.16 Environmental Matters. The Company is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. The Company has not received any notice or other communication (in writing or otherwise), whether from a Governmental Body or, to the Knowledge of Company, any citizens group, employee or other Person, that alleges that the Company is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future. To the Knowledge of the Company, no current or prior owner of any property leased or controlled by the Company has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with any Environmental Law. All Governmental Authorizations currently held by the Company pursuant to Environmental Laws are identified in Part 2.16 of the Company Disclosure Schedule.

2.17 Insurance. Part 2.17 of the Company Disclosure Schedule identifies all insurance policies maintained by, at the expense of or for the benefit of the Company and identifies any material claims made thereunder, and the Company has delivered to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Company Disclosure Schedule. Except as set forth on Part 2.17 of the Company Disclosure Schedule, the Company is not in default with respect to their obligations under any insurance policy and have not been denied coverage under any such policy. Except as set forth in Part 2.17 of the Company Disclosure Schedule Each of the insurance policies identified in Part 2.17 of the Company Disclosure Schedule is in full force and effect. Except as set forth on Part 2.17 of the Company Disclosure Schedule, the Company has not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b)

refusal of any coverage or rejection of any claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.

2.18 Related Party Transactions. Except as set forth in Part 2.18 of the Company Disclosure Schedule: (a) no Related Party has, and no Related Party has at any time had, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Company; (b) no Related Party is indebted to the Company; (c) no Related Party has entered into, or has had any direct or indirect financial interest in, any material Contract, transaction or business dealing involving the Company; (d) no Related Party is competing, or has at any time within the last three years competed, directly or indirectly, with the Company; and (e) no Related Party has any claim or right against the Company (other than rights under Company Options and rights to receive compensation for services performed as an employee of the Company). For purposes of this Section 2.18 each of the following shall be deemed to be a “Related Party”: (i) each individual who is, or who has at any been an officer of the Company; (ii) each member of the immediate family of each of the individuals referred to in clauses “(i)” above; and (iii) any trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses “(i)” and “(ii)” above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary or equity interest of one percent (1%) or more of the Company’s issued and outstanding stock on an as-converted basis.

2.19 Legal Proceedings; Orders; Indemnification.

(a) There is no pending Legal Proceeding, and (to the Knowledge of the Company) no Person has threatened to commence any Legal Proceeding: (i) that involves the Company or any of the assets owned or used by the Company or any Person whose liability the Company has or may have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) No Legal Proceeding has ever been commenced by or has ever been pending against the Company.

(c) There is no order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company’s business.

(d) No claim for indemnification has been made by any director or officer of the Company and, to the Knowledge of the Company, no basis exists for any such claim for indemnification.

2.20 Authority; Binding Nature of Agreement. The Company has the absolute and unrestricted corporate right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary action on the part of the Company and its board of directors and the Company Stockholders, subject to the adoption of this Agreement by the affirmative vote or consent of the stockholders of the Company representing a majority of each of the outstanding shares of Company Common Stock and Series A Preferred Stock (the “Required Stockholder Approval”). The board of directors of the Company has unanimously (a) approved this Agreement, (b) determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders and (c) recommended approval of this Agreement and the Merger by the Company Stockholders and directed that the Merger be submitted for consideration by the Company Stockholders. Assuming due execution and delivery by the other parties and the adoption of this Agreement by the affirmative vote or consent of the stockholders of the Company representing a majority of each of the outstanding shares of Company Common Stock and Series A Preferred Stock, this Agreement constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.21 Non-Contravention; Consents. Except as set forth in Part 2.21 of the Company Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement or any Company Ancillary Agreement, nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the Company’s articles of incorporation or bylaws, or (ii) any resolution adopted by the Company’s stockholders, the Company’s board of directors or any committee of the Company’s board of directors;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company’s business or to any of the assets owned or used by the Company;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that is a Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Company Contract, (ii) accelerate the maturity or performance of any such Company Contract, or (iii) cancel, terminate or modify any such Company Contract; or

(e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company).

Except as set forth in Part 2.21 of the Company Disclosure Schedule, the Company is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

2.22 Internal Control. Neither the Company (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (ii) any claim or allegation regarding any of the foregoing.

2.23 Brokers’ and Finders’ Fees. No broker, finder or investment banker is entitled to brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges from the Company in connection with the Merger, this Agreement or any transaction contemplated hereby.

2.24 No Other Representations and Warranties by the Company. Except for the representations and warranties contained in this Section 2 (including the related portions of the Company Disclosure Schedule), the Company Closing Certificate and any other Company Ancillary Agreement, none of the Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, including any representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives and any information, documents or material made available to Parent in any electronic data room, management presentations or in any other form in expectation of the transactions contemplated hereby or as to the future revenue, profitability or success of the Company, or any representation or warranty arising from statute or otherwise in law.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND MERGER SUB II

Parent, Merger Sub I and Merger Sub II jointly and severally represent and warrant to the Company, subject to such exceptions as are disclosed in the Parent Disclosure Schedule supplied by Parent to Company and dated as of the date hereof, as follows:

3.1 Due Organization.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub II is a limited liability company duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(b) Parent has delivered to the Company accurate and complete copies of the Certificate of Incorporation and bylaws of Parent.

3.2 Authority; Binding Nature of Agreement. Parent, Merger Sub I and Merger Sub II have the absolute and unrestricted corporate or limited liability company right, power and authority to enter into and to perform each of their obligations under this Agreement; and the execution, delivery and performance by Parent, Merger Sub I and Merger Sub II of this Agreement (including the contemplated issuance of Parent Common Stock in the Merger in accordance with this Agreement) have been duly authorized by all necessary action on the part of Parent, Merger Sub I and Merger Sub II and their respective boards of directors or sole member. No vote of Parent’s stockholders is needed to approve the Merger. The board of directors of Parent has unanimously (a) approved this Agreement, and (b) determined that the Merger is advisable and fair and in the best interests of Parent and its stockholders. Assuming due execution and delivery by the other parties, this Agreement constitutes the valid and binding obligation of Parent, Merger Sub I and Merger Sub II, enforceable against each of them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3 Financing. As of the Effective Time, Parent will have sufficient cash or other sources of readily available funds to enable it to pay all amounts required to be paid by Parent in the Merger.

3.4 Non-Contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement or any Parent Ancillary Agreement, nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of Parent’s, Merger Sub I’s or Merger Sub II’s certificate of incorporation, certificate of formation, bylaws or limited liability company agreement.

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Parent, or any of the assets owned or used by Parent, is subject;

(c) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material contract (as defined in Regulation S-K promulgate by the Securities and Exchange Commission) in effect to which Parent is a party, or give any Person the right to (i) declare a default or exercise any remedy under any such material contract, (ii) accelerate the maturity or performance of any such material contract, or (iii) cancel, terminate or modify any such material contract; or

(d) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by Parent (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Parent).

3.5 Capitalization.

(a) As of the date hereof, the capitalization of Parent consists of the following:

(i) A total of 28,100,000 authorized shares of Parent Common Stock, of which 13,265,880 shares are issued and outstanding. Parent has reserved 5,454,710 shares of Parent Common Stock for issuance to employees, directors and officers of, and consultants to, Parent under Parent’s 2015 Equity Incentive Plan, of which (i) 1,230,069 shares have been issued pursuant to the exercise of outstanding options and are included in the first sentence of this Section 3.5(a); (ii) 2,830,800 shares are subject to options that are currently outstanding; and (iii) 1,393,841 shares remain available for future issuance; and

(ii) A total of 10,600,000 shares of Parent Preferred Stock, all of which have been designated as Series A Preferred Stock, par value $0.0001 per share, of which 9,696,798 shares are issued and outstanding.

(b) Except as set forth in Part 3.5(b) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant, phantom stock right or right (including conversion or preemptive rights) (whether or not currently exercisable) to acquire or purchase any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; (iii) Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; and (iv) except as set forth in this Section 3.5 or Part 3.5(b) of the Parent Disclosure Schedule, no Person is entitled to acquire or receive any shares of capital stock or other securities of Parent.

(c) When issued, sold and delivered in accordance with the terms of this Agreement, Parent Common Stock issued pursuant to Section 1.5(c) and Section 1.5(d) shall be duly authorized, validly issued, fully paid and non-assessable. The issuance, sale or delivery of the Closing Stockholder Stock Consideration and Milestone Stock Consideration in accordance with the terms of this Agreement is not subject to any preemptive right of stockholders of Parent or to any right of first refusal or other right in favor of any person, and shall not trigger any anti-dilution right, except such as have been waived on or prior to the Closing Date.

3.6 Legal Proceedings. There are no pending Legal Proceedings against or affecting Parent or any of its properties that has had or would reasonably be expected to have a Material Adverse Effect on Parent and to Parent’s knowledge, no such Legal Proceedings are threatened.

3.7 Related Party Transactions. Except as set forth in Part 3.7 of the Parent Disclosure Schedule: (a) no Related Party has, and no Related Party has at any time had, any direct or indirect interest in any material asset used in or otherwise relating to the business of Parent; (b) no Related Party is indebted to Parent; (c) no Related Party has entered into, or has had any direct or indirect financial interest in, any material Contract, transaction or business dealing involving Parent (other than the purchase of shares of Parent’s capital stock, the issuance of options to purchase shares of Parent’s common stock and the Spin-Off); (d) no Related Party is competing, or has at any time competed, directly or indirectly, with Parent; and (e) no Related Party has any claim or right against Parent (other than rights under Parent stock options and rights to receive compensation for services performed as an employee of Parent). For purposes of this Section 3.7 each of the following shall be deemed to be a “Related Party”: (i) each individual who is, or who has at any been an officer of Parent; (ii) each member of the immediate family of each of the individuals referred to in clauses “(i)” above; and (iii) any trust or other Entity (other than Parent) in which any one of the individuals referred to in clauses “(i)” and “(ii)” above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a voting, proprietary or equity interest of one percent (1%) or more of Parent’s issued and outstanding stock on an as-converted basis.

3.8 Financial Statements.

(a) Parent has delivered to the Company the following financial statements and notes (collectively, the “Parent Financial Statements”):

(i) The audited consolidated balance sheets of Parent as of December 31, 2015, and the related unaudited consolidated statements of operations and statements of cash flows of Parent for the years then ended; and

(ii) the unaudited consolidated balance sheet of Parent as of June 30, 2016, and the related unaudited consolidated statements of operations and statements of cash flows for the six (6) months then ended.

(b) The Parent Financial Statements present fairly in all material respects the financial position of Parent as of the respective dates thereof and the results of operations and (in the case of the financial statements referred to in Section 3.8(a)(i)) cash flows of Parent for the periods covered thereby (and the financial statements referred to in Section 3.8(a)(ii)) are subject to normal and recurring year-end audit adjustments. The Parent Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except that the financial statements referred to in Section 3.8(a)(ii) do not contain footnotes and are subject to normal year-end audit adjustments).

3.9 Absence of Changes. Since December 31, 2015, there has not been any material adverse change in Parent’s business, condition, assets, liabilities, operations, financial performance or prospects, and, to the Knowledge of Parent, no event has occurred that will, or could reasonably be expected to have a Material Adverse Effect on Parent.

3.10 No Other Representations and Warranties by Parent, Merger Sub I or Merger Sub II. Except for the representations and warranties contained in this Section 3 (including the related portions of the Parent Disclosure Schedule), the Parent Closing Certificate and any other Parent Ancillary Agreement, none of Parent, Merger Sub I, Merger Sub II or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Parent, Merger Sub I or Merger Sub II, including any representation or warranty as to the accuracy or completeness of any information regarding Parent, Merger Sub I or Merger Sub II furnished or made available to the Company and its Representatives and any information, documents or material made available to the Company in any electronic data room, management presentations or in any other form in expectation of the transactions contemplated hereby or as to the future revenue, profitability or success of Parent, Merger Sub I or Merger Sub II, or any representation or warranty arising from statute or otherwise in law.

SECTION 4. CERTAIN COVENANTS OF THE COMPANY

4.1 Access and Investigation. During the period from the date of this Agreement through the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access to the Company’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Parent and Parent’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Parent may reasonably request; provided, however, that no information discovered through the access afforded by this 4.1 shall be deemed to amend or supplement the Company Disclosure Schedule or prevent or cure any misrepresentations, breach of warranty or breach of covenant. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, the Company shall promptly provide Parent with copies of: (i) unaudited monthly management accounts of the Company and the related unaudited monthly management accounts relating to the operations and statements of cash flows, together with all other material operating and financial reports prepared by the Company for the Company’s senior management; (ii) any notice, report or other document filed with or sent to any Governmental Body on behalf of the Company in connection with the Merger or any of the transactions contemplated by the Agreement; (iii) any material notice, report or other document received by the Company from any Governmental Body; and (iv) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, the Company relating to any pending or threatened Legal Proceeding involving or affecting the Company.

4.2 Operation of the Company’s Business. During the Pre-Closing Period, except as set forth on Part 4.2 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement to take place during the Pre-Closing Period:

(a) the Company shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

(b) the Company shall use reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and good will with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with the Company;

(c) the Company shall keep in full force all insurance policies identified in Part 2.17 of the Company Disclosure Schedule;

(d) the Company shall cause its Board of Directors to report regularly (but in no event less frequently than weekly) to Parent concerning any material development regarding the Company’s business;

(e) except for the Series A Dividend, the Company shall not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, and shall not repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

(f) the Company shall not sell, issue or authorize the issuance of (i) any capital stock or other security, (ii) any option or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company shall be permitted (x) to issue Company Common Stock to employees upon the exercise of outstanding Company Options, and (y) to issue shares of Company Common Stock upon the conversion of shares of Company Preferred Stock);

(g) except as set forth in this Agreement, the Company shall not amend or waive any of its rights under, or permit the acceleration of vesting under, (i) any provision of the Company Option Plan, (ii) any provision of any agreement evidencing any outstanding Company Option, or (iii) any provision of any restricted stock purchase agreement;

(h) the Company shall not amend or permit the adoption of any amendment to the Company’s certificate of incorporation or bylaws, or effect or permit the Company to become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(i) the Company shall not form any subsidiary or acquire any equity interest or other interest in any other Entity;

(j) the Company shall not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Company during the Pre-Closing Period, do not exceed $35,000 in the aggregate;

(k) the Company shall not (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract, or (ii) amend or prematurely terminate, or waive any material right or remedy under, any such Contract;

(l) the Company shall not (i) acquire, lease or license any right or other asset from any other Person, (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person, or (iii) waive or relinquish any right, except for assets acquired, leased, licensed or disposed of by the Company pursuant to Contracts that are not Material Contracts;

(m) the Company shall not (i) lend money to any Person (except that the Company may make routine advances to employees in the ordinary course of business), or (ii) incur or guarantee any indebtedness for borrowed money;

(n) the Company shall not (i) establish, adopt or amend any Company Employee Plan, (ii) pay any bonus or make any profit-sharing payment, cash incentive payment or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iii) hire any new employee;

(o) the Company shall not change any of their methods of accounting or accounting practices in any material respect;

(p) the Company shall not make change or rescind any Tax election, adopt or change any accounting method in respect of Taxes, enter into any agreement in respect of Taxes, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of any limitation period applicable to any claim or assessment in respect of Taxes, enter into any Tax sharing or similar agreement or arrangement, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Parent or any of its Affiliate (including the Interim Surviving Corporation or the Surviving Company) in respect of any Tax period or portion thereof that begins after the Closing Date;

(q) the Company shall not commence or settle any Legal Proceeding; and

(r) the Company shall not agree or commit to take any of the actions described in clauses “(e)” through “(q)” above.

Notwithstanding the foregoing, the Company may take any action described in clauses “(e)” through “(q)” above if Parent gives its prior written consent to the taking of such action by the Company.

4.3 Procedures for Requesting Parent Consent. If the Company shall desire to take an action which would be prohibited pursuant to Section 4.2 hereof without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail to the following individual, and may not take such action until such consent in writing has been received from the following individual:

Nishan de Silva, President and Chief Operating Officer of Parent;

email: ndesilva@poseida.com.

4.4 Notification; Updates to Disclosure Schedules.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of:

(i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement;

(ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or breach of any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

(iii) any breach of any covenant or obligation of the Company; and

(iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely.

(b) If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.4(a) requires any change in the Company Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Company Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to Parent an update to the Company Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend the Company Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement, (ii) determining whether any of the conditions set forth in Section 6 has been satisfied, or (iii) indemnification pursuant to Section 9.

4.5 No Negotiation.

(a) During the Pre-Closing Period, the Company shall not, directly or indirectly, and shall ensure that their respective Representatives of the Company do not, directly or indirectly:

(i) solicit, initiate, induce, facilitate or knowingly encourage the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

(ii) furnish any nonpublic information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

(iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry;

(iv) approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry; or

(v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction.

(b) The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry.

(c) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar Contract to which the Company is a party or under which the Company has any rights, and will cause each such agreement to be enforced to the extent requested by Parent. The Company also shall promptly request each Person that has executed a confidentiality or similar agreement within the last 12 months in connection with its consideration of a possible Acquisition Transaction or a possible equity investment in the Company to return to the Company all confidential information heretofore furnished to such Person by or on behalf of the Company.

4.6 Payment of Expenses and Liabilities. The Company may, but need not, pay, on or prior to the Closing, the Company Transaction Expenses and the Outstanding Liabilities; provided, that, the Company shall, at the Closing, make direct payments from its unrestricted cash to satisfy the Company Transaction Expenses Amount and the Outstanding Liabilities Amount set forth in the Closing Payment Schedule, pursuant to the wire instructions set forth therein. Each of the parties so listed on the Closing Payment Schedule to receive such a payment shall execute a written acknowledgment, in a form reasonably acceptable to Parent, (the “Acknowledgements of Payment and Release”): (i) of the total amount of fees, costs and expenses of any nature that is payable or was paid to such Person (and, if payable or paid in connection with this Agreement and any of the transactions contemplated by this Agreement, such amount shall include a reasonable amount for the liabilities, fees and expenses that such Person expects to incur following the Closing); and (ii) that, other than the amounts described in clause “(i)” above, it is not owed any other amount by any of the Company.

4.7 Resignation of Officers and Directors. The Company shall obtain and deliver to Parent at or prior to the Closing the resignation of each officer and director of the Company.

4.8 Release of Liens. The Company shall obtain agreement, in form and substance reasonably satisfactory to Parent, that are necessary or appropriate to effect the release of all liens set forth in Schedule 4.8 hereto, as soon as practicable following the Closing.

4.9 FIRPTA Matters. The Company shall provide to Parent at or prior to the Closing, in each case properly completed and executed, dated as of the Closing Date, and reasonably acceptable to Parent: (i) a certification that meets the requirements of Treasury Regulations Sections 1.897-2(h)(1) and 1.1445-2(c)(3) and (ii) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice and a copy of the certification to the Internal Revenue Service on behalf of the Company after the Closing.

SECTION 5. ADDITIONAL COVENANTS OF THE PARTIES

5.1 Filings and Consents. As promptly as practicable after the execution of this Agreement, each party to this Agreement (a) shall make all filings and give all notices required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and (b) shall use all commercially reasonable efforts to obtain all Consents required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger and the other transactions contemplated by this Agreement. The parties shall (upon request) promptly deliver to the other party a copy of each such filing made, each such notice given and each such Consent obtained by such party during the Pre-Closing Period.

5.2 Written Consent.

(a) The Company shall obtain the Required Stockholder Approval, and provide Parent with satisfactory evidence of the same, no later than 5:30 a.m. EST on the second business day following the date hereof. Promptly after the date hereof, the Company shall, in accordance with its certificate of incorporation and bylaws and the applicable requirements of the DGCL (including Sections 228 and 262 of the DGCL), (i) prepare an information statement accurately describing this Agreement, the Merger, the other transactions contemplated by this Agreement and the provisions of Section 262 of the DGCL (the “Information Statement”), (ii) solicit the written consents of stockholders of the Company for the adoption of this Agreement, and (iii) cause a copy of the Information Statement to be delivered to the address on record for each stockholder of the Company who is entitled to vote upon adoption of this Agreement. Parent, Merger Sub I and Merger Sub II shall provide the Company with reasonable assistance in preparing the Information Statement, including by providing all relevant information regarding Parent and its operations. The Information Statement shall include a statement to the effect that the board of directors of the Company unanimously recommends that the Company Stockholders execute written consents approving the Merger and adopting and approving this Agreement. The Information Statement and other materials to be submitted to the Company Stockholders shall be submitted in advance to Parent for Parent’s review and comment. The Company shall use commercially reasonable efforts to obtain the Additional Stockholder Approval, and provide Parent with satisfactory evidence of the same, no later than 5:30 p.m. EST on the fifth business day following the date hereof.

(b) If applicable, prior the Closing Date, the Company shall obtain the approval by the Company Stockholders by the requisite vote (and in a manner satisfactory to Parent) any payments or benefits that Parent determines may constitute a “parachute payment” pursuant to Section 280G of the Code, such that all such payments and benefits shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code or shall be exempt from such treatment under such Section 280G, and shall deliver to Parent evidence satisfactory to Parent that a vote of the Company’s stockholders was received in conformance with Section 280G and the regulations thereunder, or that such requisite stockholder approval has not been obtained with respect to any payment or benefit that may be deemed to constitute a “parachute payment” within the meaning of Section 280G of the Code and as a consequence, that such “parachute payment” shall not be made or provided.

5.3 Other Regulatory Approvals; Reasonable Efforts.

(a) In addition to the obligations pursuant to Section 5.1 each party to this Agreement shall use commercially reasonable efforts to file, as promptly as reasonably practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall prepare and file any documents necessary to comply with foreign antitrust Legal Requirements. The Company and Parent each shall promptly (a) supply the other party with any information that may be required in order to effectuate such filings and (b) supply any additional information that reasonably may be required by foreign Governmental Bodies and that the parties may reasonably deem appropriate. Each of the Company and Parent will notify the other party promptly upon the receipt of (i) any comments from any officials of foreign Governmental Bodies in connection with any filings made pursuant hereto and (ii) any request by any officials of foreign Governmental Bodies for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that results in either the Company or Parent supplementing any filing made pursuant to this Section 5.3(a), the Company or Parent, as the case may be, will promptly inform the other party of its belief that it will need to supplement its filing and will cooperate with the other party in supplementing its filing with the applicable Governmental Body. Each of the Company and Parent shall give the other party prompt notice of the commencement or known threat of commencement of any proceeding by or before any Governmental Body with respect to any of the other transactions contemplated by this Agreement, keep the other party informed as to the status of any such proceeding or threat and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such proceeding.

(b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement to: (i) dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or to commit to cause the Company to dispose of any assets; (ii) discontinue or cause any of its subsidiaries to discontinue offering any product or service, or to commit to cause the Company to discontinue offering any product or service; (iii) license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any Person, any technology, software or other Intellectual Property or Intellectual Property Right, or to commit to cause the Company to license or otherwise make available to any Person any technology, software or other Intellectual Property or Intellectual Property Right; (iv) hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause the Company to hold separate any assets or operations; (v) make or cause any of its subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of the Company; (vi) take or commit to take any other action that limits Parent’s freedom of action with respect to, or its ability to retain, its subsidiaries or the Company or any material portions thereof or any of the businesses, product lines, properties or assets of its subsidiaries or the Company; or (vii) commence any Legal Proceeding against any Entity in order to facilitate the consummation of the Merger or to defend against any Legal Proceeding brought by any Governmental Body or other Person seeking to prevent the consummation of the Merger.

5.4 Public Announcements. During the Pre-Closing Period, neither the Company on the one hand nor Parent on the other hand shall issue any press release or make any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement, without the prior written consent of the other party. Except as may be required by Applicable Law, treaty, rule or regulation of any Governmental Body or judicial process, from and after the Closing, the Company Stockholders and the Stockholder’ Representative agree to, and shall cause their Affiliates and Representatives to: (a) treat and hold as confidential (and not disclose or provide access to any Person) all confidential, nonpublic information of Parent, Merger Sub I, Merger Sub II, Interim Surviving Corporation, the Surviving Company or any of their Affiliates, including without limitation confidential non-public information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of Contracts, operations methods, product development techniques and all other confidential or proprietary information with respect to Merger Sub I, Merger Sub II, Interim Surviving Corporation, the Surviving Company or any of their Affiliates, (b) in the event that a Company Stockholder, the Stockholders’ Representative or any of their respective Affiliates or Representatives becomes legally compelled to disclose any such information, provide Parent with prompt written notice of such requirement so that Parent may seek a protective order or other remedy or waive compliance with this Section 5.4, and (c) in the event that such protective order or other remedy is not obtained, or Parent waives compliance with this Section 5.4, furnish only that portion of such confidential information that is legally required to be provided and exercise its commercially reasonable efforts to, to the extent allowable by applicable Legal Requirements, treaty, rule or regulation of any Governmental Body, obtain assurances that confidential treatment will be accorded such information; provided, however, that this sentence shall not apply to any information that (w) enters the public domain other than as a result of a breach of this Section 5.4, (x) becomes known from or through a third party not under an obligation of non-disclosure or (y) was independently developed by a Company Stockholder or its Affiliates or Representatives without using any such information belonging to Merger Sub I, Merger Sub II, Interim Surviving Corporation, the Surviving Company or any of their Affiliates; and provided, further, however that, with respect to Intellectual Property of Merger Sub I, Merger Sub II, Interim Surviving Corporation, the Surviving Company or any of their Affiliates, specific information shall not be deemed to be within the foregoing exception merely because it is embraced in general disclosures in the public domain. In addition, with respect to Intellectual Property of Merger Sub I, Merger Sub II, Interim Surviving Corporation, the Surviving Company or any of their Affiliates, any combination of features shall not be deemed to be within the foregoing exception merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain.

5.5 Efforts. During the Pre-Closing Period, (a) the Company shall use commercially reasonable efforts to cause the conditions set forth in Section 6 to be satisfied on a timely basis, and (b) Parent, Merger Sub I and Merger Sub II shall use commercially reasonable efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis.

5.6 Employee Notification. To the extent any employee notification or consultation requirements are imposed on the Company by applicable Legal Requirements with respect to the Merger, the Company shall ensure that such requirements are complied with prior to the Effective Time.

5.7 Indemnification of Directors and Officers. Prior to the Effective Time, Company shall purchase, or arrange for the purchase immediately after the Closing of, D&O and fiduciary tail insurance coverage (the “Tail Insurance Coverage”) for each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of Company in a form reasonably acceptable to Parent, which shall provide such directors and officers with coverage for six (6) years following the Effective Time in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by Company. Parent shall cause the Surviving Company to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth (6th) anniversary of the Effective Time and may increase the amount of coverage under the Tail Insurance Coverage, at its sole cost and expense. Nothing in this Section 5.7 shall be construed to limit any right that Parent would otherwise have to obtain indemnification or compensation from the Escrow Fund in connection with any claim for indemnification by any of the Parent Indemnitees or any matter underlying any such claim as set forth in this Agreement.

5.8 Transfer Taxes. All Transfer Taxes shall be borne 50% by Parent and 50% by the Company Indemnitors. The Person(s) required by applicable Legal Requirement to file any necessary Tax Returns and other documentation with respect to Transfer Taxes shall file such Tax Returns and documentation and, if required by an applicable Legal Requirement, Parent or the Surviving Company, as the case may be, shall join in the execution of such Tax Returns and documentation.

5.9 Tax Matters.

(a) Tax Returns. Parent and the Surviving Company shall permit the Stockholders’ Representative to review and comment on each Tax Return of the Company first required to be filed after the Closing Date for which any Company Stockholder may be liable pursuant to this Agreement, and Parent and the Stockholders’ Representative shall negotiate in good faith and use commercially reasonable efforts to resolve any disagreements. In the event any disagreement between Parent and the Stockholders’ Representative cannot be resolved before such Tax Returns are due to be filed (including extensions), such Tax Returns shall be filed in accordance with Parent’s reasonable determination. If Parent and the Stockholders’ Representative do not resolve all disagreements in accordance with the above provisions before the Tax Returns are due, the Pre-Closing Taxes indicated as due and payable on such Tax Returns shall not be determinative of Damages, if applicable, for purposes of this Agreement.

(b) Contest Provisions.

(i) Parent and the Surviving Company shall promptly notify the Stockholders’ Representative in writing upon receipt by Parent, the Surviving Company or any of their Affiliates of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments which may affect the Tax liabilities of the Surviving Company for which any Company Indemnitor may be required to indemnify Parent pursuant to this Agreement (each, a “Tax Claim”). The Stockholders’ Representative shall have the right to represent the Surviving Company interests in and manage any Tax Claim that relates solely to Taxes for taxable periods that end on or prior to the Closing Date, and to employ counsel of its choice at its expense;

provided, that in order to assume the defense: (i) the Stockholders’ Representative must provide such written notice within ten (10) days after Parent giving notice of the assertion of any claim, or the commencement of any Tax Claim subject to this Section 5.9(b)(i), (ii) the defense of such Tax Claim can be conducted separately from the defense of any claim, suit, action or proceedings not subject to this Section 5.9(b)(i), (iii) the Pre-Closing Taxes which respect to which the Tax Claim relates must be less than the amount remaining in the Escrow Fund (or any Aggregate Milestone Merger Consideration that has been earned but not yet paid), less any other unresolved Asserted Damages Amount, (iv) the Stockholders’ Representative must select counsel that is reasonably acceptable to Parent, (v) the Stockholders’ Representative shall thereafter consult with Parent upon Parent’s reasonable request for such consultation from time to time with respect to such Tax Claim, and (vi) the Stockholders’ Representative shall not, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), agree to any settlement.

(ii) With respect to any Tax Claim that the Stockholders’ Representative does not or cannot elect to control pursuant to the preceding sentence, Parent shall have the right to control such Tax Claim, including the defense and settlement thereof; provided that Parent shall thereafter consult with the Stockholders’ Representative upon the Stockholders’ Representative’s reasonable request from such time to time with respect to such Tax Claim to the extent it relates to Pre-Closing Taxes, and Parent shall not, without the Stockholders’ Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) agree to any settlement with respect to Pre-Closing Taxes.

(c) Cooperation. Parent and the Surviving Company, on the one hand, and the Company Indemnitors and the Stockholders’ Representative, on the other hand, shall cooperate as and to the extent reasonably requested by the other party, in connection with the preparation and filing of Tax Returns of the Interim Surviving Corporation or the Surviving Company and any proceeding, investigation, audit or review by a Governmental Body with respect to Taxes of the Interim Surviving Corporation or the Surviving Company.

(d) Kentucky Tax Credits. Each Person identified on Schedule 5.9(d) that delivers a written notice to Parent within 30 days following the Closing Date that such Person has taken the Tax benefit of any portion of the Kentucky Tax Credits in connection with filing of any Tax Return prior to the Closing shall have the right to reimbursement by Parent of the full amount of the Tax benefit so taken by such Person, not to exceed the amount set next to such Person’s name on Schedule 5.9(d), and Parent shall make each such payment on or before the earlier of (i) the one-year anniversary of the Closing Date; or (ii) the date such Person provides Parent with documentary evidence that it has repaid such Tax benefit or of its obligation to repay such Tax benefit; provided that, in the case of this clause (ii), Parent shall not be required to make such payment prior to the earlier of (A) the first Series B Financing Closing or (B) six months after the Closing Date. Any such notices must include evidence reasonably satisfactory to Parent as to such Person’s use of the Kentucky Tax Credit as set forth in the notice and provide payment delivery instructions.

(e) Reorganization. The First Step Merger and the Second Step Merger are intended to be treated as integrated steps in a single transaction and together to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, which plan of reorganization the parties adopt by executing this Agreement. Each party hereto shall cause all Tax Returns relating to the Merger filed by such party to be filed on the basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, unless otherwise required by applicable Law. Notwithstanding the foregoing, and notwithstanding any statement or inference to the contrary in any other provision of this Agreement or any other agreement contemplated by this Agreement, it is agreed that no party shall be considered to have made any representation or warranty as to the qualification of the transactions contemplated by this Agreement as a reorganization under Section 368(a) of the Code. The Company and the Stockholders’ Representative acknowledge that the Company and the Company Stockholders are relying solely on their own Tax advisors in connection with this Agreement and the transactions contemplated hereby.

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT, MERGER SUB I AND MERGER SUB II

The obligations of Parent, Merger Sub I and Merger Sub II to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

6.1 Accuracy of Representations. Each of the representations and warranties made by the Company in this Agreement that (a) is qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (without giving effect to any update to the Company Disclosure Schedule) as if made at the Closing Date (other than such representations and warranties of the Company made only as of a specified date, which shall have been true and correct as of such date) and (b) that is not qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (without giving effect to any update to the Company Disclosure Schedule) as if made at the Closing Date (other than such representations and warranties of the Company made only as of a specified date, which shall have been true and correct in all material respects as of such date).

6.2 Performance of Covenants. All of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3 Stockholder Approval. The Merger shall have been duly approved, this Agreement shall have been duly adopted and approved by the Required Stockholder Approval. The number of shares of Company Capital Stock held by Company Stockholders that approve this Agreement and the Merger and enter into Omnibus Consents shall constitute no less than 85% of the Company Capital Stock outstanding immediately prior to the Closing (the “Additional Stockholder Approval”).

6.4 Consents. All Consents set forth on Part 6.4 of the Company Disclosure Schedules as required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

6.5 No Material Adverse Effect. Between the date of this Agreement and the Closing Date, (a) there shall not have been any Material Adverse Effect on the Company, taken as a whole, and (b) no event shall have occurred or circumstance shall exist that would reasonably be expected to have or result in a Material Adverse Effect on the Company, taken as a whole.

6.6 Agreements and Documents. Parent, Merger Sub I and Merger Sub II shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) a certificate executed by the Company and containing the representation and warranty that each of the representations and warranties set forth in Section 2 is accurate in all respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Sections 6.1, 6.2, 6.3, 6.4, 6.5, 6.7 6.8, 6.9 and 6.10 have been duly satisfied (the “Company Closing Certificate”);

(b) written resignations of all directors and officers of the Company, including resignations as employees of the Company by the Chief Executive Officer and the Chief Science Officer, effective as of the Effective Time;

(c) a certificate executed by the Secretary of the Company attaching and certifying the Company’s current certificate of incorporation, bylaws and the resolutions of the Company’s board of directors and stockholders approving and adopting this Agreement, the Merger and the other transactions contemplated by this Agreement;

(d) the First Step Certificate of Merger, executed by the Company;

(e) the Acknowledgements of Payment and Release;

(f) a short-form certificate of good standing from the Secretary of State of the State of Delaware which is dated within five business days prior to Closing with respect to the Company;

(g) a Certificate of Status of Foreign Corporation of the Company from the applicable Governmental Body in Kentucky, dated within five business days prior to the Closing;

(h) Support Agreements and Investment Rep Letters executed by Company Stockholders holding no less than 85% of the Company Capital Stock outstanding immediately prior to the Closing;

(i) Omnibus Consents executed and delivered by Company Stockholders holding no less than 85% of the Company Capital Stock outstanding immediately prior to the Closing;

(j) the Parent Shareholder Agreements executed by the Company Stockholders holding no less than 85% of the Company Capital Stock outstanding immediately prior to the Closing;

(k) the Founder Consulting Agreement;

(l) the Closing Payment Schedule, duly certified by an officer of the Company;

(m) the Escrow Agreement duly executed by the Escrow Agent and the Stockholders’ Representative; and

(n) the FIRPTA certification and notice specified Section 4.9.

6.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

6.8 No Legal Proceedings. No Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of damages in connection with the Merger or seeking to prohibit or limit the exercise by Parent of any right pertaining to its ownership of stock of the Interim Surviving Corporation or the membership interests of the Surviving Company.

6.9 Exercise or Termination of Certain Company Options. All outstanding Company Options will have expired or have been terminated on or prior to the Effective Time in accordance with Section 1.6 and the Company shall have delivered to Parent written evidence satisfactory to Parent of such termination or expiration.

6.10 Termination of Company Stockholders Agreement. The Company Stockholder Agreement shall have been terminated, contingent and effective upon the Closing, and Parent shall have received evidence of such termination.

6.11 Company Series A Preferred Stock. The Series A Dividend shall have been paid to the holders of Company Series A Preferred Stock, and each issued and outstanding share of Company Series A Preferred Stock shall have converted into a share of Company Common Stock.

SECTION 7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

7.1 Accuracy of Representations. Each of the representations and warranties made by Parent, Merger Sub I and Merger Sub II in this Agreement that (a) is qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (without giving effect to any update to the Parent Disclosure Schedule) as if made at the Closing Date (other than such representations and warranties of Parent, Merger Sub I and Merger Sub II made only as of a specified date, which shall have been true and correct as of such date) and (b) that is not qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (without giving effect to any update to the Company Disclosure Schedule) as if made at the Closing Date (other than such representations and warranties of Parent, Merger Sub I and Merger Sub II made only as of a specified date, which shall have been true and correct in all material respects as of such date).

7.2 Performance of Covenants. All of the covenants and obligations that Parent, Merger Sub I and Merger Sub II are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects; provided, that, the obligations of Parent pursuant to the first sentence of Section 1.11(a) shall have been complied with and performed in all respects.

7.3 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.4 Documents. The Company shall have received the following documents:

(a) a certificate executed by Parent, Merger Sub I and Merger Sub II and containing the representation and warranty that each of the representations and warranties set forth in Section 3 is accurate in all respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.5 and 7.6 have been duly satisfied (the “Parent Closing Certificate”); and

(b) a short-form certificate of good standing from the Secretary of State of the State of Delaware which is dated within five business days prior to Closing with respect to each of Parent, Merger Sub I and Merger Sub II;

(c) the Parent Shareholder Agreements with each Company Stockholder set forth on Schedule 6.6(j) duly executed by Parent;

(d) the Founder Consulting Agreement;

(e) the First Step Certificate of Merger duly executed by Merger Sub I; and

(f) the Escrow Agreement duly executed by Parent.

7.5 Stockholder Approval. The Merger shall have been duly approved, this Agreement shall have been duly adopted and approved by the Required Stockholder Approval. The number of shares of Company Capital Stock held by Company Stockholders that approve this Agreement and the Merger and enter into Omnibus Consents shall constitute no less than 85% of the Company Capital Stock outstanding immediately prior to the Closing.

7.6 No Material Adverse Effect. Between the date of this Agreement and the Closing Date, (a) there shall not have been any Material Adverse Effect on Parent, taken as a whole, and (b) no event shall have occurred or circumstance shall exist that would reasonably be expected to have or result in a Material Adverse Effect on Parent, taken as a whole.

SECTION 8. TERMINATION

8.1 Termination Events. This Agreement may be terminated prior to the Closing:

(a) by Parent if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company set forth in this Agreement such that the conditions set forth in Section 6 would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within five business days after written notice thereof to the Company; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Section 6 for the benefit of Parent are incapable of being satisfied on or before the End Date;

(b) by the Company if there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Parent set forth in this Agreement such that the conditions set forth in Section 7 would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within five business days after written notice thereof to Parent; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Section 7 for the benefit of the Company are incapable of being satisfied on or before the End Date;

(c) by Parent if the Required Stockholder Approval has not been obtained by the Company and delivered to Parent no later than 5:30 am Eastern time on the second business day following the date hereof;

(d) by either Parent or Company if the Closing has not taken place on or before the date that is 20 days after the date hereof (the “End Date”); provided, however, that the right to terminate this Agreement under Section 8.1(d) shall not be available to any party whose breach of any covenant or agreement hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before such date;

(e) by either Parent or Company if any permanent injunction or other order of a Governmental Body of competent authority preventing the consummation of the Merger shall have become final and nonappealable; or

(f) by the mutual written consent of Parent and the Company.

8.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 8.1(a), Section 8.1(c), Section 8.1(d), or Section 8.1(e), Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 8.1(b), Section 8.1(d), or Section 8.1(e), the Company shall deliver to Parent a written notice stating that the Company is terminating this

Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 10; and (c) the Company, Parent, Merger Sub I and Merger Sub II shall, in all events, remain bound by and continue to be subject to Section 5.4.

SECTION 9. INDEMNIFICATION, ETC.

9.1 Survival of Representations, Etc.

(a) Subject to Section 9.1(b), (i) the representations and warranties made by the Company (including the representations and warranties set forth in Section 2 and the representations and warranties set forth in the Company Closing Certificate) and (ii) the representations and warranties made by Parent, Merger Sub I and Merger Sub II (including the representations and warranties set forth in Section 3 and the representations and warranties set forth in the Parent Closing Certificate) survive the Closing and shall expire 24 months following the Closing Date; provided, however, that if, at any time prior to the 24 months following the Closing Date, any Covered Party delivers to Parent or Stockholders’ Representative, as applicable, a written notice asserting in good faith and with reasonable specificity an allegation of the existence of an inaccuracy in or a breach of any of the representations and warranties made herein and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the 24 month anniversary of the Closing (but only for the sole purpose of remaining in effect in order to permit such claim to be fully and finally resolved) until such time as such claim is fully and finally resolved. The agreements, covenants and other obligations of the parties hereto shall survive the Closing and the Effective Time in accordance with their respective terms.

(b) Notwithstanding anything to the contrary contained in Section 9.1(a), the representations and warranties set forth in Sections 2.1(a), 2.3, 2.14 and 2.20 (the “Company Specified Representations”) and in Sections 3.1(a), 3.2 and 3.5 (the “Parent Specified Representations”) shall survive the Closing and shall expire on the statute of limitations applicable to the subject matter thereof; provided, however, that if, at any time prior to any such expiration date, any Covered Party delivers to Parent or Stockholders’ Representative, as applicable, a written notice asserting in good faith and with reasonable specificity an allegation of the existence of an inaccuracy in or a breach of any of the applicable representations and warranties made herein and asserting a claim for recovery under Section 9.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive until such time as such claim is finally determined.

(c) Materiality standards or qualifications, and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty or covenant shall only be taken into account in determining whether a breach of or default in connection with such representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists, and shall not be taken into account in determining the amount of any Damages with respect to such breach, default or failure to be true and correct.

9.2 Indemnification by Holders of Eligible Company Securities.

(a) From and after the Effective Time (but subject to Section 9.1(a)), each Company Stockholder who shall have received, or shall be entitled to receive, consideration pursuant to Section 1.5(c) or Section 1.5(d), as applicable (such Persons being collectively referred to as the “Company Indemnitors”), shall severally and not jointly (in accordance with their Pro Rata Share) indemnify and reimburse each of the Parent Indemnitees from and against, and shall compensate and reimburse each of the Parent Indemnitees for, any Damages which are suffered or incurred by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any Third Party Claim) that arise from or are as a result of:

(i) any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement (other than the Company Specified Representations and the Company IP and Grant Representations) as of the date of this Agreement or as of the Closing, except to the extent such representation or warranty is expressly made solely as of an earlier date, in which case the accuracy thereof shall be measured as of such date (in each case, without giving effect to any update to the Company Disclosure Schedule);

(ii) any inaccuracy in or breach of any Company Specified Representations made by the Company in this Agreement as of the date of this Agreement or as of the Closing, except to the extent such representation or warranty is expressly made solely as of an earlier date, in which case the accuracy thereof shall be measured as of such date (in each case, without giving effect to any update to the Company Disclosure Schedule);

(iii) any inaccuracy in or breach of any Company IP and Grant Representations made by the Company in this Agreement as of the date of this Agreement or as of the Closing, except to the extent such representation or warranty is expressly made solely as of an earlier date, in which case the accuracy thereof shall be measured as of such date (in each case, without giving effect to any update to the Company Disclosure Schedule);

(iv) any breach of any covenant or obligation of the Company in this Agreement or any Company Ancillary Agreement;

(v) any inaccuracy in the Closing Payment Schedule, Milestone Payment Allocation Schedule, or any Future Payment Allocation Schedule, or any component thereof or calculation therein, including, but not limited to, any failure to properly calculate the Outstanding Liabilities Amount, the Company Transaction Expense Amount, the portion of the Closing Stockholder Cash Consideration, Closing Stockholder Stock Consideration and the Milestone Stock Consideration each holder of Company Capital Stock is or may be entitled to receive;

(vi) any Excess Payments;

(vii) any amount (including any interest and penalties) payable by Parent, the Interim Surviving Corporation or the Surviving Company in connection with the Grants, to the extent in excess of $450,000;

(viii) the failure to obtain Consent prior to the Effective Time with respect to any of the items identified in Part 6.4 of the Company Disclosure Schedule; or

(ix) any Pre-Closing Taxes.

(b) It is understood and agreed that if the Company suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any of the foregoing matters, then (without limiting any of the rights of the Company as an Parent Indemnitee) Parent shall also be deemed, by virtue of its direct or indirect ownership of the stock of the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

9.3 Indemnification by Parent. From and after the Effective Time (but subject to Section 9.1(a)), Parent shall indemnify and reimburse each of the Company Indemnitees from and against, and shall compensate and reimburse each of the Company Indemnitees for, any Damages which are suffered or incurred by any of the Company Indemnitees or to which any of the Company Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any Third Party Claim) that arise from or are as a result of:

(a) any inaccuracy in or breach of any representation or warranty made by Parent, Merger Sub I or Merger Sub II in this Agreement as of the date of this Agreement or as of the Closing, except to the extent such representation or warranty is expressly made solely as of an earlier date, in which case the accuracy thereof shall be measured as of such date (other than the Parent Specified Representations) (in each case, without giving effect to any update to the Parent Disclosure Schedule);

(b) any inaccuracy in or breach of any Parent Specified Representations made by Parent, Merger Sub I or Merger Sub II in this Agreement as of the date of this Agreement or as of the Closing, except to the extent such representation or warranty is expressly made solely as of an earlier date, in which case the accuracy thereof shall be measured as of such date (in each case, without giving effect to any update to the Parent Disclosure Schedule); or

(c) any breach of any covenant or obligation of Parent, Merger Sub I or Merger Sub II in this Agreement or any Parent Ancillary Agreement.

9.4 Limitations.

(a) The Parent Indemnitees shall not be entitled to recover for any Damages pursuant to which any Parent Indemnitee is entitled to be indemnified pursuant to Section 9.2(a)(i), 9.2(a)(iii) or 9.2(a)(vii), unless all of such Damages exceed, in the aggregate $30,000 (the “Parent Deductible Amount”), at which time the Parent Indemnitees shall be entitled to be indemnified and compensated for all Damages that are in excess of the Parent Deductible Amount, and in no event shall the Company Indemnitors’ aggregate cumulative liability for Damages under (i) Section 9.2(a)(i) exceed the amounts in the Escrow Fund, and (ii)

Section 9.2(a)(iii) or 9.2(a)(vii) exceed $1,000,000. All claims for Damages for which a Parent Indemnitee is determined to be entitled to indemnification pursuant to Section 9.2(a)(i) shall be paid exclusively from, and the Parent Indemnitee’s sole recourse will be to, the Escrow Fund. All claims for Damages for which a Parent Indemnitee is determined to be entitled to indemnification pursuant to Section 9.2(a) shall be paid first from the Escrow Fund and then (other than for indemnification pursuant to Section 9.2(a)(i)), to the extent the Escrow Fund is unavailable or insufficient, severally and pro rata by the Company Indemnitors in accordance with their respective Pro Rata Share. In no event shall a Company Indemnitor’s aggregate cumulative liability for Damages under this Section 9 exceed its Pro Rata Amount. If any Company Indemnitor is required to pay any Damages pursuant to this Section 9, such Company Indemnitor may, but need not, tender its Parent Common Stock in partial or full satisfaction of such payment obligation, with the value of each share of such Parent Common Stock, for purposes of such payment obligation, deemed to be the Series B Price.

(b) The Company Indemnitees shall not be entitled to recover for any Damages pursuant to which any Company Indemnitee is entitled to be indemnified pursuant to Section 9.3(a), unless all of such Damages exceed, in the aggregate $30,000 (the “Stockholders Deductible Amount”), at which time the Company Indemnitees shall be entitled to be indemnified and compensated for all Damages that are in excess of the Stockholder Deductible Amount, and in no event shall Parent’s aggregate cumulative liability for Damages (i) under Section 9.3(a) exceed $300,000, (ii) under Section 9.3 (other than for indemnification pursuant to Section 9.3(a)) exceed the Total Consideration actually paid by Parent, (iii) arising out of 5.9(d) exceed the total amount set forth on Schedule 5.9(d), and in the case of a particular Company Indemnitee, the amount set forth next to the name of such Company Indemnitee’s name on Schedule 5.9(d).

(c) The limitations set forth in Section 9.4(a) and 9.4(b) shall not apply with respect to any Damages to the extent they arise from or as a result of, or are connected with fraud.

(d) Nothing in this Agreement shall limit the rights or remedies of any Parent Indemnitee against any particular Company Indemnitor, or the Liability of any particular Company Indemnitor, for a breach by such particular Company Indemnitor of any provision of any agreement (other than this Agreement) executed and delivered by such Company Indemnitor in connection with the transactions contemplated by this Agreement. Nothing in this Agreement shall limit the rights or remedies of any Company Indemnitee against Parent or the Surviving Company, or the Liability of Parent or the Surviving Company, for a breach by Parent or the Surviving Company of any provision of any agreement (other than this Agreement) executed and delivered by Parent, Merger Sub I, Merger Sub II, the Interim Surviving Corporation or the Surviving Company in connection with the transactions contemplated by this Agreement.

(e) Payments by an Indemnifying Party pursuant to Section 9.2 or 9.3 in respect of any Damages shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Covered Party in respect of any such claim. Promptly after the realization of any insurance proceeds, indemnity, contribution or other similar payment, the Covered Party shall reimburse the Indemnifying Party for such reduction in Damages for which the Covered Party was indemnified prior to the realization of reduction of such Damages.

(f) Each Covered Party agrees to use commercially reasonable efforts to mitigate any Damages which form the basis for any claim for indemnification under this Section 9; provided, however, the party shall not be required to threaten or to initiate Legal Proceedings in order to mitigate Damages and the reasonable costs and expenses of such mitigation shall be recoverable Damages hereunder.

(g) Notwithstanding anything herein to the contrary, no Covered Party shall be entitled to indemnification under this Section 9 to the extent a Covered Party has already been indemnified or reimbursed for such Damages under any other provision of this Agreement.

(h) Except as may be actually awarded to a third party in a Third Party Claim, in no event shall any Indemnifying Party be liable to any Covered Party for (i) any punitive damages, (ii) to the extent not reasonably foreseeable, any incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or (iii) any damages based on any type of multiple.

(i) Notwithstanding anything herein to the contrary, if an amount has been claimed pursuant to an Indemnification Demand (other than for indemnification pursuant to Section 9.2(a)(i) or 9.2(a)(vii)) in accordance with Section 9.6 by a Parent Indemnitee (whether or not finally determined to be owed by the Company Indemnitors), and if the Aggregate Milestone Merger Consideration has not yet been fully paid pursuant to Section 1.7(b), Parent may set-off such amounts claimed against the Aggregate Milestone Merger Consideration, if required to be paid pursuant to Section 1.7(b), on a dollar-for-dollar basis (with each share of Parent Common Stock being valued at the Milestone Share Price for purposes of such offset), notwithstanding any objection by the Stockholders’ Representative, subject to the limitations set forth in Section 9.4. Parent shall promptly notify the Stockholders’ Representative in writing of any such offset, which notice shall indicate the amount offset and the reason for such offset. The exercise of such right of set-off by Parent in good faith, whether or not the claim is ultimately determined to be justified, will not constitute a breach of this Agreement. Once a claim is finally determined in accordance with this Agreement, if the Damages relating to such claim are determined to be less than the amount set-off against the Aggregate Milestone Merger Consideration, Parent shall promptly notify the Stockholders’ Representative in writing. Thereafter, the Stockholders’ Representative shall prepare or update a Future Payment Allocation Schedule showing the portion of such amount to be paid to each Company Indemnitor and deliver such Future Payment Allocation Schedule to Parent. Within 10 business days following Parent’s receipt of such Future Payment Allocation Schedule, Parent shall pay each Company Indemnitor such amount (in shares of Parent Common Stock) set forth opposite such Company Indemnitor’s name on such Future Payment Allocation Schedule as specified on such Future Payment Allocation Schedule. All such Parent Common Stock will be held in trust by Parent for the Company Indemnitors. Notwithstanding the foregoing, if, prior to the resolution of such dispute, Parent will undergo a Liquidity Event, Parent shall issue the Aggregate Milestone Merger Consideration and deposit the Aggregate Milestone Merger Consideration into an escrow account with a mutually agreed escrow agent pursuant to a customary and mutually agreed escrow agreement. The shares of Parent Common Stock included in the Aggregate Milestone Merger Consideration shall be held in the name of the escrow agent for the benefit of the Company Indemnitors in accordance with the Future Payment Allocation Schedule. Upon the consummation of the Liquidity Event, such shares of Parent Common Stock shall be treated in the same manner as other issued and outstanding shares of Parent Common Stock, and any proceeds resulting from the Liquidity Event shall be held by the Escrow Agent. Upon the final determination of such dispute, (i) if the Aggregate Milestone Merger Consideration is payable to the Company Indemnitors, the property held in the escrow account shall be released to the Company Indemnitors in accordance with the Future Payment Allocation Schedule or (ii) if the Aggregate Milestone Merger Consideration is not payable to the Company Indemnitors, (A) if the escrow property is shares of Parent Common Stock, such shares shall be cancelled or (B) if the escrow property is proceeds of the Liquidity Event, then such proceeds shall be allocated to the stockholders of Parent such that the stockholders receive, in the aggregate from such distribution and the Liquidity Event, the proceeds they would have received had the shares of Parent Common Stock that would have comprised the Aggregate Milestone Merger Consideration never been issued or outstanding.

9.5 No Contribution. Each Company Indemnitor waives, and acknowledges and agrees that the Company Indemnitor shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against Merger Sub I, Merger Sub II, the Interim Surviving Corporation or the Surviving Company connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement or any other agreement or document delivered to Parent in connection with this Agreement.

9.6 Procedure for Recovery.

(a) In order to seek indemnification under this Section 9, a Covered Party shall deliver a written demand (an “Indemnification Demand”), in the event the Covered Party is Company Indemnitee, to Parent, or, in the event the Covered Party is Parent Indemnitee, to the Stockholders’ Representative (and, if recovery is sought from the Escrow Fund, to the Escrow Agent) which contains a statement that the Covered Party is entitled to indemnification under this Section 9 for such Damages and a reasonable explanation of the basis therefor. An Indemnification Demand must be given promptly after the Covered Party becomes aware of the claim subject to indemnification. The failure to deliver the written Indemnification Demand promptly shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure or to the extent that the Indemnifying Party is prejudiced by reason of such failure. Such Indemnification Demand must describe the claim subject to indemnification in reasonable detail, and must indicate the currently estimated amount, if reasonably practicable, of the Damages that has been or are reasonable expected to be sustained by the Covered Party (the “Asserted Damages Amount”).

(b) Within 30 days after delivery of an Indemnification Demand, the Stockholders’ Representative or Parent, as applicable, shall deliver to the Covered Party a written response (the “Response”) in which the Stockholders’ Representative or Parent, as applicable, shall: (i) agree in writing that the Covered Party is entitled to receive all of the

Asserted Damages Amount, or (ii) agree in writing that the Covered Party is entitled to receive part, but not all, of the Asserted Damages Amount (such portion, the “Agreed Portion”); or (iii) dispute that the Covered Party is entitled to receive any of the Asserted Damages Amount and thereafter comply with the dispute resolutions provisions set forth in Section 9.6(d). During such 30-day period, the Covered Party(ies) shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the claim and whether and to what extent any amount is payable in respect of the claim, and the Covered Party(ies) shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Covered Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim. In the event a claim for indemnification under this Section 9 shall have been finally determined as set forth in this Section 9.6, the amount of the Damages shall be paid as follows: (A) if to be paid to a Parent Indemnitee, as set forth in Section 9.4, or (B) if to be paid to a Company Indemnitee by Parent, in accordance with the Future Payment Allocation Schedule applicable to such payment.

(c) Any claim and the amount of the related Damages shall be “finally determined” when the parties to such claim have so determined by mutual written agreement pursuant to Section 9.6(b) or, if disputed, when a final and non-appealable court order of a court of competent jurisdiction shall have been entered concerning such matters.

(d) In the event that the Stockholders’ Representative or Parent, as applicable, shall (i) dispute that the Covered Party is entitled to receive any of the Asserted Damages Amount, or (ii) agree that the Covered Party is entitled to only the Agreed Portion of the Asserted Damages Amount, the Stockholders’ Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of the indemnification claims that comprise the Asserted Damages Amount (or the portion of the Asserted Damages Amount not comprising the Agreed Portion). If the Stockholders’ Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both such parties. If no such agreement can be reached after good faith negotiation within 60 days after delivery of a Response, the Stockholders’ Representative, in the event the Covered Party is a Company Indemnitee, or Parent, in the event the Covered Party is a Parent Indemnitee, may bring suit in the courts of the State of California and the Federal courts of the United States of America, in each case, located within San Francisco County, California to resolve the matter.

9.7 Defense of Third Party Claims.

(a) If any Covered Party receives notice of the assertion or commencement of any claim, made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Covered Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, then the Indemnifying Party shall have the right to participate in, or by giving written notice to the Covered Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Covered Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 9.7(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Covered Party. The Covered Party shall have the right, at its own cost and expense to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, or fails to promptly notify the Covered Party in writing of its election to defend as provided in this Agreement, the Covered Party may, subject to Section 9.7(b), pay, compromise or defend such Third Party Claim and seek indemnification for any and all Damages based upon, arising from or relating to such Third Party Claim. Parent, the Stockholders’ Representative and the Covered Parties shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b) Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into a settlement of any Third Party Claim without the prior written consent of the Covered Party (which consent shall not be unreasonably withheld), except as provided in this Section 9.7(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation or restriction on the part of the Covered Party and provides, in customary form, for the unconditional release of each Covered Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Covered Party. If the Covered Party fails to consent to such firm offer within 10 days after its receipt of such notice, the Covered Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Covered Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Covered Party has assumed the defense pursuant to Section 9.7(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c) Section 9.7(b) notwithstanding, the Indemnifying Party shall not be entitled to control the defense of any Third Party Claim if (i) such claim is with respect to a Legal Proceeding that, if determined in a manner adverse to such Covered Party, the Damages in connection therewith would likely exceed the limitations set forth in this Section 9, (ii) in the case of any claim for indemnification by a Parent Indemnitee, such claim is with respect to a Legal Proceeding regarding Company IP, (iii) such claim seeks an injunction or other equitable relief against such Covered Party, or (iv) the applicable Covered Party has been advised by outside legal counsel that a material conflict of interest exists between the Indemnifying Parties and such Covered Party with respect to such claim. Notwithstanding anything to the contrary herein, if the Covered Party has assumed the defense pursuant to Section 9.7(a) or this Section 9.7(c), the reasonable fees and expenses of such defense, compromise or settlement shall be deemed Damages, and the responsibility of the Indemnifying Party and recoverable by the Covered Party from the Indemnifying Party, subject to the limitations set forth in this Section 9.

Notwithstanding anything to the contrary in this Section 9.7, Section 5.9(b) and not this Section 9.7 shall govern the conduct of any Tax Claim.

9.8 Release from Escrow Fund. Promptly following the 12-month anniversary of the Closing Date, the Escrow Agent shall directly (or through a payment agent) distribute the portion of the cash remaining in the Escrow Fund in excess of 50% of the Escrow Cash, less the aggregate Holdback Amount, less the amount that has then been distributed from the Escrow Fund to any Parent Indemnitee, if any, to the Company Indemnitors in accordance with the terms of this Section 9.8 and the Escrow Agreement. Promptly following the 30-month anniversary of the Closing Date, the Escrow Agent shall directly (or through a payment agent) distribute the remainder of the cash in the Escrow Fund, less the aggregate Holdback Amount, if any, to the Company Indemnitors in accordance with the terms of this Section 9.8 and the Escrow Agreement. Any portion of any Holdback Amount that thereafter is finally determined to not be payable to the Parent Indemnitees shall immediately thereafter be distributed to the Company Indemnitors in accordance with the terms of this Section 9.8 and the Escrow Agreement.

9.9 Tax Treatment of Indemnification Payments. Any indemnity payment made pursuant to Section 9 shall be treated as an adjustment to the Merger consideration for all Tax purposes, unless otherwise required pursuant to applicable Legal Requirements.

9.10 Exclusive Remedies. Subsequent to the Closing, (a) with respect to the Parent Indemnitees, the remedies in this Section 9 shall be the sole and exclusive remedies of the Parent Indemnitees against any Company Stockholder with respect to any breach of the respective representations, warranties, covenants, agreements and obligations of the Company pursuant to this Agreement or any Company Ancillary Agreement, regardless of the theory or cause of action pled, except for the remedies of specific performance, injunction and other equitable relief pursuant to Section 10.12, and (b) with respect to the Company Indemnitees, the remedies in this Section 9 shall be the sole and exclusive remedies of the Company Indemnitees against Parent, Merger Sub I, Merger Sub II, the Interim Surviving Corporation or the Surviving Company with respect to any breach of the respective representations, warranties, covenants, agreements and obligations of Parent, Merger Sub I or Merger Sub II pursuant to this Agreement, or any Parent Ancillary Agreement, regardless of the theory or cause of action pled, except for the remedies of specific performance, injunction and other equitable relief pursuant to Section 10.12; provided, however, that no party hereto shall be deemed to have waived any rights, claims, causes of action or remedies on account of any Person’s fraud.

SECTION 10. MISCELLANEOUS PROVISIONS

10.1 Stockholders’ Representative.

(a) In order to efficiently administer certain matters contemplated hereby following the Closing, including the defense or settlement of any claims for which Parent Indemnitees may be entitled to indemnification pursuant to Section 9, by the adoption of this Agreement, the Company Indemnitors shall be deemed to have designated Christopher Young as the representative of the Company Indemnitors for the purposes of this Agreement and the Escrow Agreement (the “Stockholders’ Representative”).

(b) In the event the Stockholders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns from such position, the Company Indemnitors who hold a majority in interest of the Escrow Fund at such time shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be a Stockholders’ Representative for all purposes of this Agreement and the documents delivered pursuant hereto.

(c) All decisions and actions by the Stockholders’ Representative pursuant to this Agreement or the Escrow Agreement, including any agreement between the Stockholders’ Representative and Parent relating to the defense or settlement of any claims for which Parent or the Surviving Company may be entitled to indemnification pursuant to Section 9, shall be binding upon all of the Company Indemnitors, and no Company Indemnitors shall have the right to object, dissent, protest or otherwise contest any such decision or action.

(d) As between the Company Indemnitors and the Stockholders’ Representative, the Stockholders’ Representative shall not be liable for any act done or omitted hereunder or under the Escrow Agreement as Stockholders’ Representative while acting in good faith, and any act done or omitted to be done pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Stockholders’ Representative shall be entitled to be indemnified and held harmless by the Company Indemnitors against any loss, liability or expense incurred without bad faith on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of his/her duties hereunder or under the Escrow Agreement. The Stockholders’ Representative shall be entitled to recover any out-of-pocket costs and expenses reasonably incurred by the Stockholders’ Representative in connection with actions taken by the Stockholders’ Representative pursuant to the terms of this Agreement or the Escrow Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) directly from the Company Stockholders in accordance with their Pro Rata Share.

(e) By their adoption of this Agreement, the Company Indemnitors shall be deemed to have agreed, in addition to the foregoing, that:

(i) the Stockholders’ Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Company Indemnitor, with full power in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement and the Escrow Agreement. The Stockholders’ Representative hereby accepts such appointment.

(ii) Parent shall be entitled to rely conclusively on the instructions and decisions given or made by the Stockholders’ Representative as to any of the matters described in this Section 10.1(e), and no party shall have any cause of action against Parent for any action taken by Parent in reliance upon any such instructions or decisions;

(iii) all actions, decisions and instructions of the Stockholders’ Representative shall be conclusive and binding upon all of the Company Indemnitors, and no Company Indemnitor shall have any cause of action against the Stockholders’ Representative for any action taken, decision made or instruction given by the Stockholders’ Representative under this Agreement or the Escrow Agreement, except for fraud or willful breach of this Agreement on the part of the Stockholders’ Representative;

(iv) the Stockholders’ Representative may use the Expense Reserve to satisfy costs, expenses and liabilities of the Stockholders’ Representative (in his capacity as the Stockholders’ Representative) in connection with matters related to this Agreement and the Company Ancillary Agreements;

(v) the provisions of this Section 10.1(e) are independent and severable, are irrevocable and coupled with an interest, and shall be enforceable notwithstanding any rights or remedies that any Company Indemnitor may have in connection with the transactions contemplated by this Agreement; and

(vi) the provisions of this Section 10.1 shall be binding upon the executors, heirs, legal representatives, successors and assigns of each Company Indemnitor, and any references in this Agreement to the Company Indemnitors shall mean and include the successors to the Company Indemnitor’s rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(f) From and after the Closing, Parent shall cause the Surviving Company to provide the Stockholders’ Representative, at his expense, with reasonable access to information about the Surviving Company and the reasonable assistance of the officers and employees of the Surviving Company for purposes of performing his duties and exercising his rights under this Agreement.

(g) The Stockholders’ Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Company Stockholder. The Stockholders’ Representative shall not be liable to any Company Stockholder for any action taken or omitted by it hereunder or under any other document contemplated hereby, or in connection therewith, except that the Stockholders’ Representative shall not be relieved of any liability imposed by Legal Requirements for gross negligence or willful misconduct. The Stockholders’ Representative shall not be liable to any Company Stockholder for any apportionment or distribution of payments made by it in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Company Stockholder to which payment was due, but not made, shall be to recover from the other Company Stockholders any payment in excess of the amount to which they are determined to have been entitled. Each Company Stockholder acknowledges and agrees that the Stockholders’ Representative shall not be obligated to take any actions and shall be entitled to take such actions as the Stockholders’ Representative deems appropriate in its sole discretion. Each Company Stockholder further agrees to indemnify and hold the Stockholders’ Representative harmless from and against any loss, liability or expense arising in connection with any act or omission as the Stockholders’ Representative, except for any liability imposed by Legal Requirements for gross negligence or willful misconduct.

10.2 Expense Reserve. Each Company Stockholder hereby acknowledges and agrees that the Expense Reserve shall be withheld and paid directly to an account maintained by the Stockholders’ Representative (or a financial institution selected by the Stockholders’ Representative) as a fund for the fees and expenses (including any legal fees and expenses) of, and other amounts payable by, the Stockholders’ Representative in connection with this Agreement in his capacity as the Stockholders’ Representative. Any balance of the Expense

Reserve not used for such purposes shall be paid, when deemed appropriate by the Stockholders’ Representative in his sole discretion, to the Company Stockholders in accordance with the Closing Payment Schedule by the Stockholders’ Representative. In the event that the Expense Reserve shall be insufficient to satisfy the fees and expenses of, and other amounts payable by, the Stockholders’ Representative, and in the event there are any remaining funds in the Escrow Fund to be distributed to Company Stockholders immediately prior to the final distribution from the Escrow Fund to Company Stockholders pursuant to the terms of the Escrow Agreement, the Stockholders’ Representative shall be entitled to recover any such expenses from the Escrow Fund to the extent of such funds prior to such distribution of funds to the Company Stockholders. The Stockholders’ Representative shall also be entitled to recover any remaining expenses or other amounts directly from the Company Stockholders, and, for the avoidance of doubt, the Stockholders’ Representative shall not have any obligation to personally advance funds in connection with the performance of any of his duties under this Agreement.

10.3 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

10.4 Fees and Expenses. Each party to this Agreement shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of (a) the investigation and review conducted by Parent and its Representatives with respect to the Company’s business (and the furnishing of information to Parent and its Representatives in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions, and (d) the consummation of the Merger.

10.5 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by email) to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto):

if to Parent:

Poseida Therapeutics, Inc.

4242 Campus Point Court, Suite 700

San Diego, CA 92121

Attention: Nishan de Silva, President and Chief Operating Officer

Tel: (858) 779-3102

Email: ndesilva@poseida.com

with a copy to:

Cooley LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, VA 20190

Attention: Kenneth Krisko, Esq.

Tel: (703) 456-8000

Fax: (703) 456-8100

if to the Company:

Vindico NanoBioTechnology, Inc.

A169, ASTeCC

University of Kentucky

Lexington, KY 40506

Attention: President

With, if sent prior to the Closing a copy to (which copy will not constitute notice):

Frost Brown Todd, LLC

400 West Market Street

32nd Floor

Louisville, KY 40202

Attention: William G. Strench

Tel: (502) 568-0207

Fax: (502) 581-1087

if to the Stockholders’ Representative:

W.T. Young Storage Company

Box 1110

Lexington, KY 40589

Attention: Christopher Young

Tel: (859) 797-8999

10.6 Confidentiality. Parent and the Company acknowledge that they have previously executed the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms. All information contained (i) herein or (ii) in the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be “Information” (as defined and subject to the exceptions contained in the Confidentiality Agreement) until the Closing Date.

10.7 Time of the Essence. Time is of the essence of this Agreement.

10.8 Headings. The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

10.10 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

10.11 Successors and Assigns. This Agreement shall be binding upon: the parties and their successors and assigns (if any). Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any Affiliate of Parent without the consent of the Company and the Stockholder Representative (and an Affiliate of Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to another Affiliate of Parent or to Parent without the consent of the Company and the Stockholder Representative), and Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any entity that will acquire substantially all of Parent’s assets by merger, share purchase, asset purchase or otherwise, provided that, in each case, Parent shall remain liable for all of its obligations hereunder. During the Pre-Closing Period, the Company shall not assign any of their rights under this Agreement, in whole or in party, to any Person without obtaining the consent or approval of Parent.

10.12 Remedies Cumulative; Specific Performance. Notwithstanding anything to the contrary set forth in this Agreement, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

10.13 Waiver.

(a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.14 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and the Stockholders’ Representative.

10.15 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.16 Parties in Interest. Except for the provisions of Section 9, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

10.17 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of (a) the Effective Time, or (b) the date on which such Confidentiality Agreement is terminated in accordance with its terms.

10.18 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) As used in this Agreement, the word “or” is not exclusive.

(e) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

(f) All references to “$” or “dollars” are to U.S. dollars, unless otherwise specified.

The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

POSEIDA THERAPEUTICS, INC., a Delaware corporation

By:	/s/ Nishan de Silva, M.D.
Name: Nishan de Silva, M.D.
Title:

HERMES MERGER SUB I, INC., a Delaware corporation

By:	/s/ Nishan de Silva, M.D.
Name: Nishan de Silva, M.D.
Title:

HERMES MERGER SUB II, LLC, a Delaware limited liability company

By:	/s/ Nishan de Silva, M.D.
Name: Nishan de Silva, M.D.
Title:

VINDICO NANOBIOTECHNOLOGY, INC., a Delaware corporation

By:	/s/ Christopher Young
Name: Christopher Young
Title: Secretary

STOCKHOLDERS’ REPRESENTATIVE

By:	/s/ Christopher Young
Christopher Young

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

Acknowledgements of Payment and Release. “Acknowledgements of Payment and Release” shall have the meaning set forth in Section 4.6 of the Agreement.

Acquisition Inquiry. “Acquisition Inquiry” shall mean an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent) that would reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal. “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction, other than the Merger, involving:

(a) the sale, license, disposition or acquisition of all or a material portion of any of the Company’s business or assets;

(a) the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Company (other than Company Common Stock issued to employees of the Company, upon exercise of Company Options or otherwise, in routine transactions in accordance with the Company’s past practices), (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company (other than stock options granted to employees of the Company in routine transactions in accordance with the Company’s past practices), or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company; or

(b) any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

Additional Cash Consideration. “Additional Cash Consideration” shall mean $450,000.

Additional Stockholder Approval. “Additional Stockholder Approval” shall have the meaning set forth in Section 6.3 of the Agreement.

Affiliate. “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Affiliated Group. “Affiliated Group” shall mean any affiliated group within the meaning of Code section 1504(a) or any similar group defined under a similar provision of state, local or foreign law.

Aggregate Milestone Merger Consideration. “Aggregate Milestone Merger Consideration” shall mean $11,000,000, which shall be comprised of shares of Parent Common Stock valued at the Milestone Share Price (the “Milestone Stock Consideration”).

Agreed Portion. “Agreed Portion” shall have the meaning set forth in Section 9.6(b) of the Agreement.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this EXHIBIT A is attached (including the Company Disclosure Schedule and the Parent Disclosure Schedule), as it may be amended from time to time.

Asserted Damages Amount. “Asserted Damages Amount” shall have the meaning set forth in Section 9.6(a) of the Agreement.

Closing. “Closing” shall have the meaning set forth in Section 1.3 of the Agreement.

Closing Date. “Closing Date” shall have the meaning set forth in Section 1.3 of the Agreement.

Cash Shortfall. If the Unrestricted Cash as of the Closing is greater than or equal to the Minimum Cash Amount, the “Cash Shortfall” shall mean zero. If the Unrestricted Cash as of the Closing is less than the Minimum Cash Amount, the “Cash Shortfall” shall mean amount equal to (A) the Minimum Cash Amount minus (B) the Unrestricted Cash as of the Closing.

Closing Company Share Number. “Closing Company Share Number” shall be equal to: (1) the aggregate number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, plus (2) the aggregate number of shares of Company Series A Preferred Stock outstanding as of immediately prior to the Effective Time.

Closing Payment Schedule. “Closing Payment Schedule” shall have the meaning set forth in Section 1.13(b) of the Agreement.

Closing Stockholder Cash Consideration. If $1,050,000 minus (1) the Escrow Cash, minus (2) the Expense Reserve, minus (3) the Cash Shortfall, minus (4) the Series A Dividend Amount, is greater than zero, the “Closing Stockholder Cash Consideration” shall equal $1,050,000 minus (1) the Escrow Cash, minus (2) the Expense Reserve minus (3) the Cash Shortfall, minus (4) the Series A Dividend Amount. If $1,050,000 minus (1) the Escrow Cash, minus (2) the Expense Reserve minus (3) the Cash Shortfall minus (4) the Series A Dividend Amount is less than zero (the absolute value of such amount, the “Negative Balance”) or equal to zero, the “Closing Stockholder Cash Consideration” shall equal zero.

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Closing Stockholder Stock Consideration. If the Closing Stockholder Cash Consideration is greater than zero, the “Closing Stockholder Stock Consideration” shall mean a number of shares of Parent Common Stock equal to (A) $1,500,000, divided by (B) the Share Price. If the Closing Stockholder Cash Consideration is equal to zero, the “Closing Stockholder Stock Consideration” shall mean a number of shares of Parent Common Stock equal to (A) $1,500,000 minus the Negative Balance, divided by (B) the Share Price.

COBRA. “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Code. “Code” shall have the meaning set forth in Recital B of the Agreement.

Company. “Company” shall have the meaning set forth in the introductory paragraph of the Agreement.

Company Ancillary Agreements. “Company Ancillary Agreements” shall mean all agreements, instruments, and documents being or to be executed and delivered by the Company under this Agreement or in connection herewith.

Company Capital Stock. “Company Capital Stock” shall mean the Company Common Stock and the Company Series A Preferred Stock.

Company Capital Stock Right. “Company Capital Stock Right” shall have the meaning set forth in Section 2.3(b) of the Agreement.

Company Closing Certificate. “Company Closing Certificate” shall have the meaning set forth in Section 6.6(a) of the Agreement.

Company Common Stock. “Company Common Stock” shall have the meaning set forth in Section 2.3(a) of the Agreement.

Company Contract. “Company Contract” shall mean any Contract: (a) to which the Company is a party; (b) by which the Company or any of its assets is or under which any of the Company has any obligation; or (c) under which any of the Company has any right or interest.

Company Counsel. “Company Counsel” shall mean Frost Brown Todd, LLC and any other legal counsel that has provided services to or on behalf of the Company in connection with the transactions contemplated by the Agreement.

Company Databases. “Company Databases” shall have the meaning set forth in Section 2.9(l) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Parent on behalf of the Company and the Company Stockholders.

Company Employee. “Company Employee” shall mean any current or former employee or director of the Company.

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Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, consulting, relocation, repatriation or expatriation agreement or other Contract between the Company and any Company Employee.

Company Employee Plan. “Company Employee Plan” shall mean any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan) and each Company Employee Agreement, that is or has been maintained, contributed to, or required to be contributed to, by the Company, under which any Company Employee of any dependent thereof is eligible to receive benefit or otherwise participate, and/or with respect to which the Company has or may have any Liability or obligation (including as a result of being an ERISA Affiliate of any Person at any relevant time).

Company Financial Statements. “Company Financial Statements” shall have the meaning set forth in Section 3.8(a) of the Agreement.

Company Indemnitees. “Company Indemnitees” shall mean the following Persons: (a) each holder of Company Capital Stock who shall have received, or shall be entitled to receive, consideration pursuant to Section 1.5(c) or Section 1.5(d), as applicable; (b) Affiliates of the Persons referred to in clause “(a)” above; (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above.

Company Indemnitors. “Company Indemnitors” shall have the meaning set forth in Section 9.2(a) of the Agreement.

Company IP. “Company IP” shall mean all Intellectual Property Rights owned by or exclusively licensed to the Company.

Company IP and Grant Representations. “Company IP and Grant Representations” shall mean the representations and warranties set forth in Sections 2.9 and 2.13(b).

Company IP Contract. “Company IP Contract” shall mean any Contract to which the Company is a party or by which the Company is bound, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Company IP or any Intellectual Property developed by, with, or for the Company.

Company Option Plans. “Company Option Plans” shall mean the Vindico NanoBioTechnology, Inc. 2015 Equity Incentive Plan with an effective date of June 1, 2015.

Company Options. “Company Options” shall mean options to purchase shares of Company Common Stock and Company Preferred Stock, as applicable.

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Company Pension Plan. “Company Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

Company Privacy Policy. “Company Privacy Policy” shall mean each external or internal, past or present privacy policy of the Company, including any policy relating to (i) the privacy of users of the Company Products or of any Company Website, (ii) the collection, storage, disclosure, and transfer of any Personal Data, and (iii) any employee information.

Company Preferred Stock. “Company Preferred Stock” shall mean the Company Series A Preferred Stock.

Company Product. “Company Product” shall mean each current product or service of the Company or the current application of any technology by the Company to a product or service, including those products, service and technology currently in design or development.

Company Series A Preferred Stock. “Company Series A Preferred Stock” shall have the meaning set forth in Section 2.3(a) of the Agreement.

Company Specified Representations. “Company Specified Representations” shall have the meaning set forth in Section 9.1(b) of the Agreement.

Company Stockholder Agreement. “Company Stockholder Agreement” shall mean the Stockholders Agreement, dated as February 13, 2015, by and among the Company and the Company Stockholders that are parties thereto.

Company Stock Certificate. “Company Stock Certificate” shall have the meaning set forth in Section 1.6 of the Agreement.

Company Stockholder. “Company Stockholder” shall mean a holder of the Company Capital Stock.

Company Transaction Expense. “Company Transaction Expense” shall mean all fees, costs and expenses that have been incurred or that are incurred by or on behalf of the Company prior to or at the Closing in connection with the preparation, negotiation and execution of this Agreement (or any of the ancillary agreements) and the performance and consummation of the Merger and the other transactions contemplated by this Agreement, including (a) any fees, costs or expenses payable to the Company Counsel or to any financial advisor, investment bank, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company, in each case, in connection with this Agreement or any of the transactions contemplated by the Agreement, (b) any fees, costs, expenses, severance, liabilities or obligations that arise, are triggered or become due or payable in whole or in part to employees or consultants as a direct result of the consummation of the Merger or any of the other transactions contemplated by the Agreement, including any payments paid or payable in exchange for the termination of Company Options, (c) any Transaction Payroll Taxes and (d) the Company Stockholders share of the initial fees to the Escrow Agent (i.e., $2,250), but excluding the Tail Insurance Coverage.

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Company Transaction Expense Amount. “Company Transaction Expense Amount” shall mean the Company Transaction Expense that is outstanding as of the Closing as set forth in the Closing Payment Schedule.

Company Website. “Company Website” shall mean any public or private website owned, maintained, or operated at any time by or on behalf of the Company.

Confidentiality Agreement. “Confidentiality Agreement” shall mean the confidential disclosure agreement between Parent and Company.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract. “Contract” shall mean any (written or oral) agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

Covered Parties. “Covered Parties” shall mean the Parent Indemnitees or the Company Indemnitees, as applicable.

Damages. “Damages” shall mean any loss, damage, injury, decline in value, lost opportunity, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature, excluding those that may not be recovered in accordance with Section 9.4(h).

DGCL. “DGCL” shall mean the Delaware General Corporation Law.

Discontinuation Notice. “Discontinuation Notice” shall have the meaning set forth in Section 1.7(b) of the Agreement.

Dissenting Shares. “Dissenting Shares” shall have the meaning set forth in Section 1.10(a) of the Agreement.

Dissenting Shares Allocable Amount. “Dissenting Shares Allocable Amount” shall be equal to the aggregate amount of consideration that would be payable (including the value of all Parent Common Stock determined in accordance with this Agreement and contingent rights) to the holders of Dissenting Shares pursuant to Section 1.5 if such shares were not Dissenting Shares.

Dissenting Stockholder. “Dissenting Stockholder” shall have the meaning set forth in Section 1.10(a).

DOL. “DOL” means the United States Department of Labor.

Effective Time. “Effective Time” shall have the meaning set forth in Section 1.3 of the Agreement.

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Eligible Company Securities. “Eligible Company Securities” shall mean the Company Capital Stock that are entitled to payment pursuant to Section 1.5(c) and Section 1.5(d) of the Agreement.

Eligible Company Securities Documents. “Eligible Company Securities Documents” shall have the meaning set forth in Section 1.9 of the Agreement.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or similar encumbrance (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” shall have the meaning set forth in Section 8.1(d) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ERISA Affiliate. “ERISA Affiliate” shall mean any Person under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

Escrow Agent. “Escrow Agent” shall mean Wilmington Trust, National Association.

Escrow Agreement. “Escrow Agreement” shall mean the Escrow Agreement dated as of even date herewith, by and among Parent, Stockholders’ Representative and the Escrow Agent in the form attached hereto as EXHIBIT F.

Escrow Cash. “Escrow Cash” shall mean $300,000.

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Escrow Fund. “Escrow Fund” shall mean the segregated bank account established pursuant to the Escrow Agreement, into which the Escrow Cash is deposited and held in accordance with this Agreement and the Escrow Agreement.

Excess Payments. “Excess Payments” shall have the meaning set forth in Section 1.10(d) of the Agreement.

Exchange Act. “Exchange Act” shall mean the Exchange Act of 1934, as amended.

Expense Reserve. “Expense Reserve” shall mean $25,000.

Export Approvals. “Export Approvals” shall have the meaning set forth in Section 2.12(c)(i) of the Agreement.

Finally Determined. “finally determined” shall have the meaning set forth in Section 9.6(c) of the Agreement.

First Step Certificate of Merger. “First Step Certificate of Merger” shall have the meaning set forth in Section 1.3 of the Agreement.

First Step Merger. “First Step Merger” shall have the meaning set forth in Recital A of the Agreement.

FMLA. “FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

Founder Consulting Agreement. “Founder Consulting Agreement” shall mean that certain consulting agreement, by and between Company and Paiman (Peter) Ghoroghchian, contingent and effective upon the Closing.

Future Payment Allocation Schedule. “Future Payment Allocation Schedule” shall mean a schedule, prepared by the Stockholders’ Representative with respect to the applicable Future Payment setting forth for each Company Stockholder: (a) such Company Stockholder’s name, address and email address (to the extent available); (b) the portion of such Future Payment to be paid to such Company Stockholder by Parent, expressed as a percentage and as a dollar amount; (d) such Company Stockholder’s election to receive any such cash payment by check or by wire transfer; and (e) for Company Stockholders electing to receive payment by check, delivery instructions for such check, or for Company Stockholder electing to receive payment by wire transfer, wire transfer instructions for such wire transfer, in the form attached hereto as EXHIBIT I.

Future Payment. “Future Payment” means any amounts required to be released to the Company Indemnitors from the Escrow Fund, the Expense Reserve or the Grant Repayment Amount or paid to the Company Indemnitees pursuant to Section 9.3 or Section 9.4(i).

Government Bid. “Government Bid” shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

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Government Contract. “Government Contract” shall mean any prime Contract, subcontract, letter Contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

Governmental Authorization. “Governmental Authorization” shall mean any permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

Grants. “Grants” shall have the meaning set forth in Section 2.13(b) of the Agreement.

HIPAA. “HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

Holdback Amount. “Holdback Amount” shall mean, if any Parent Indemnitee has made one or more Indemnification Demands containing a claim which have not been resolved prior to the date on which such determination is being made, the amount equal to the Asserted Damages Amounts or contested portion of the Asserted Damages Amounts, as the case may be, with respect to all claims which have not then been resolved, until such claims are resolved.

Illustrative Closing Payment Schedule. “Illustrative Closing Payment Schedule” shall have the meaning set forth in Section 1.13(a) of the Agreement.

Illustrative Milestone Payment Allocation Schedule. “Illustrative Milestone Payment Allocation Schedule” shall have the meaning set forth in Section 1.13(c) of the Agreement.

Indebtedness. “Indebtedness” means (i) all indebtedness for borrowed money or the extension of credit or which is evidenced by mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness which is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under conditional sale or other title retention agreements relating to property purchased, (iv) capital lease or sale-leaseback obligations, (v) all liabilities secured by any Encumbrance on any property, and (vi) any guarantee or assumption of any of the foregoing in clauses (i) through (v), or guaranty of minimum equity, capital, net worth, profitability or income or any make-whole or similar obligation with respect to itself, its Affiliates, or a third party. Notwithstanding the foregoing, Company Transaction Expenses and Taxes shall not be Indebtedness.

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Indemnification Demand. “Indemnification Demand” shall have the meaning set forth in Section 9.6(a) of the Agreement.

Indemnifying Party. “Indemnifying Party” shall mean the Company Indemnitors or Parent, as applicable.

Information Statement. “Information Statement” shall have the meaning set forth in Section 5.2(a) of the Agreement.

Intellectual Property. “Intellectual Property” shall mean and include all algorithms, application programming interfaces, circuit designs and assemblies, databases and data collections, diagrams, formulae, gate arrays, IP cores, inventions (whether or not patentable), trade-secrets, know-how and related technology, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, net lists, photomasks, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form including source code and executable or object code), subroutines, test results, test vectors, user interfaces, techniques, URLs, web sites, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals and summaries).

Intellectual Property Rights. “Intellectual Property Rights” shall mean and include all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in Intellectual Property of every kind and nature; and (f) all registrations, renewals, extensions, continuations, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (e) above.

Interim Surviving Corporation. “Interim Surviving Corporation” shall have the meaning set forth in Recital A of the Agreement.

IRS. “IRS” shall mean the United States Internal Revenue Service.

Investment Rep Letter. “Investment Rep Letter” shall have the meaning set forth in Recital D of the Agreement.

Kentucky Grant Agreements. “Kentucky Grant Agreements” shall mean (A) Grant Agreement No. KSTC-184-512-10-091, dated June 21, 2010, between Kentucky Science & Technology Corporation and the Company; (B) Grant Agreement No. KSEF-148-504-11-176, dated January 1, 2011, between the Kentucky Science & Technology Corporation and the Company, (C) Grant Agreement No. KSTC-184-512-12-135, dated June 14, 2012, between the Kentucky Science & Technology Corporation and the Company, and (D) Grant Agreement No. KSTC-184-512-13-156, dated April 1, 2013, between the Kentucky Science & Technology Corporation and the Company.

Kentucky Tax Credits. “Kentucky Tax Credits” shall mean those certain Kentucky state income tax credits eligible to be received by the Company Stockholders (or any Person who

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purchased or otherwise acquired such tax credits from such Company Stockholders) identified, and in the amounts indicated, in Schedule 5.9(d) pursuant to the Kentucky Angel Investment Act and in connection with each such Company Stockholder’s purchase of the Company’s Series A Preferred Stock.

Knowledge. “Knowledge” shall mean, with respect to any fact, circumstance, event or other matter in question, the actual Knowledge of such fact, circumstance, event or other matter of (A) an individual, if used in reference to an individual, (B) with respect to the Company, Paiman (Peter) Ghoroghchian or Christopher Young after due inquiry and (C) with respect to Parent, Nishan de Silva after due inquiry.

Lease Agreements. “Lease Agreements” shall have the meaning set forth in Section 2.8 of the Agreement.

Leased Real Property. “Leased Real Property” shall have the meaning set forth in Section 2.8 of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Letter of Transmittal. “Letter of Transmittal” shall have the meaning set forth in Section 1.9 of the Agreement.

Liability. “Liability” shall mean any liability or obligation of whatever kind of nature (whether known of unknown, whether asserted or unasserted, whether absolute or contingent, whether assured or unassured, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

Liquidity Event. “Liquidity Event” shall mean any voluntary or involuntary liquidation, dissolution or winding up of Parent, any Deemed Liquidation Event (as defined in the Parent’s Amended and Restated Certificate of Incorporation) or any underwritten initial public offering of the Common Stock of Parent.

LLC Act. “LLC Act” means the Delaware Limited Liability Company Act.

Material Adverse Effect. A violation or other matter will be deemed to have a “Material Adverse Effect” with respect to any Entity if such violation or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties made by such Entity set forth in the Agreement but for the presence of “Material

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Adverse Effect” or other materiality qualifications, or any similar qualifications, in such representations and warranties) is or would reasonably be expected to have a material adverse effect on the such Entity’s business, condition (financial or otherwise) or assets, taken as a whole; provided, however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (a) any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) resulting from general business, economic, financial or market conditions worldwide or in any particular region or industry to the extent such Effect does not disproportionately affect such entity compared to other participants in the region where the entity conducts its business; (b) any Effect resulting from conditions generally affecting the industry in which such party operates to the extent such Effect does not disproportionately affect such entity compared to other participants in the industry in which the entity conducts its business; (c) any Effect resulting from changes in applicable accounting requirements or principles; (d) acts of war, whether or not declared, armed hostilities or terrorism; (e) any action taken or permitted by this Agreement or action taken (or omitted to be taken) by Company with the written consent, or at the written request of, Parent, Merger Sub I or Merger Sub II; or (f) changes in Legal Requirements.

Material Contracts. “Material Contracts” shall have the meaning set forth in Section 2.10(a) of the Agreement.

Materials of Environmental Concern. “Materials of Environmental Concern” shall mean (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls. .

Merger. “Merger” shall have the meaning set forth in Recital A of the Agreement.

Merger Sub I. “Merger Sub I” shall have the meaning set forth in the introductory paragraph to the Agreement.

Merger Sub II. “Merger Sub II” shall have the meaning set forth in the introductory paragraph to the Agreement.

Milestone. “Milestone” shall have the meaning set forth in EXHIBIT D.

Milestone Achievement Date. “Milestone Achievement Date” shall have the meaning set forth in Section 1.7(d) of the Agreement.

Milestone Achievement Notice Date. “Milestone Achievement Notice Date” shall have the meaning set forth in Section 1.7(b) of the Agreement.

Milestone Payment Allocation Schedule. “Milestone Payment Allocation Schedule” shall have the meaning set forth in Section 1.13(d) of the Agreement.

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Milestone Period. “Milestone Period” shall have the meaning set forth in Section 1.7(a) of the Agreement.

Milestone Share Price. “Milestone Share Price” shall mean: (a) if (i) the Milestone Achievement Date occurs after a Series B Financing Closing or (ii) the Milestone Achievement Date occurs before a Series B Financing Closing and a Series B Financing Closing occurs prior to the end of the Milestone Period and prior to any Liquidity Event, the Series B Price; (b) if the Milestone Achievement Date occurs before a Series B Financing Closing and a Liquidity Event, and a Liquidity Event occurs prior to a Series B Financing Closing and the end of the Milestone Period, the price per share of Parent Common Stock applicable to such Liquidity Event; provided that, if the circumstances described in Section 1.7(e) are applicable, the price per share shall be as provided in Section 1.7(e); or (c) if the Milestone Achievement Date occurs and neither a Series B Financing Closing nor a Liquidity Event occurs prior to the end of the Milestone Period, the Share Price.

Milestone Stock Consideration. “Milestone Stock Consideration” shall have the meaning set forth in the definition of Aggregate Milestone Merger Consideration.

Minimum Cash Amount. “Minimum Cash Amount” shall mean $450,000.

Omnibus Consent. “Omnibus Consent” shall mean the Omnibus Authorization and Consent Agreement substantially in the form of Exhibit B-3.

Outstanding Liabilities. “Outstanding Liabilities” shall mean all Indebtedness of the Company outstanding as of the Effective Time.

Outstanding Liabilities Amount. “Outstanding Liabilities Amount” shall mean the Outstanding Liabilities that are outstanding as of the Effective Time as set forth in the Closing Payment Schedule.

Parent. “Parent” shall have the meaning set forth in the introductory paragraph to the Agreement.

Parent Ancillary Agreements. “Parent Ancillary Agreements” shall mean all agreements, instruments, and documents being or to be executed and delivered by Parent, Merger Sub I or Merger Sub II under this Agreement or in connection herewith.

Parent Closing Certificate. “Parent Closing Certificate” shall have the meaning set forth in Section 7.4 of the Agreement.

Parent Common Stock. “Parent Common Stock” means Parent’s common stock, par value $0.0001 per share.

Parent Deductible Amount. “Parent Deductible Amount” shall have the meaning set forth in Section 9.4 of the Agreement.

Parent Disclosure Schedule. “Parent Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Company on behalf of Parent.

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Parent Financial Statements. “Parent Financial Statements” shall have the meaning set forth in Section 3.8(a) of the Agreement.

Parent Indemnitees. “Parent Indemnitees” shall mean the following Persons: (a) Parent; (b) Parent’s Affiliates (including the Interim Surviving Corporation and the Surviving Company); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above.

Parent Officer. “Parent Officer” shall have the meaning set forth in Section 1.7(b) of the Agreement.

Parent Preferred Stock. “Parent Preferred Stock” shall mean preferred stock of Parent.

Parent Shareholder Agreements. “Parent Shareholder Agreements” shall mean the Voting Agreement, dated December 15, 2015, by and among Parent and certain stockholders of Parent, as the same may be amended from time to time, and the Right of First Refusal and Co-Sale Agreement, dated December 15, 2015, by among Parent and certain stockholders of Parent.

Parent Specified Representations. “Parent Specified Representations” shall have the meaning set forth in Section 9.1(b) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” means any: (i) Encumbrance listed in Part 2.6, 2.9(c) or 2.9(i) of the Company Disclosure Schedules; (ii) liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures and for which appropriate reserves have been established on the Unaudited Interim Balance Sheet in accordance with GAAP; (iii) mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business; (iv) immaterial easements, rights of way, zoning ordinances and other similar encumbrances affecting real property; (v) other than with respect to owned real property, liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; or (vi) other immaterial imperfections of title or Encumbrances.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Data. “Personal Data” shall mean a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

Pre-Closing Taxes. “Pre-Closing Taxes” shall mean (a) any and all Taxes of the Company attributable to, with respect to, or otherwise relating to any taxable period ending on or prior to the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (b) any and all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or non-

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U.S. Legal Requirement, (c) any and all Taxes of any Person imposed on the Company as a transferee or successor, by Contract or pursuant to any Legal Requirement, which Taxes relate to an event or transaction occurring before the Closing, and (d) the Company Indemnitors’ share of any Transfer Taxes pursuant to Section 5.8. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income, receipts, or payroll of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

Pre-Closing Period. “Pre-Closing Period” shall have the meaning set forth in Section 4.1 of the Agreement.

Privacy Agreements. “Privacy Agreements” shall mean agreements pursuant to which employees, including subcontractors, to whom the Company provides Persons’ Personal Data, agree to implement reasonable and appropriate safeguards governing the collection, use and disclosure of such Persons’ Personal Data in accordance with Privacy Laws.

Privacy Laws. “Privacy Laws” shall have the meaning set forth in Section 2.9(m) of the Agreement.

Pro Rata Amount. “Pro Rata Amount” means, with respect to each Company Indemnitor, the sum of (a) the Closing Stockholder Cash Consideration actually received by such Company Indemnitor; (b) any disbursements of the Escrow Cash actually made to such Company Indemnitor; (c) any disbursements of the Expense Reserve actually made to such Company Indemnitor; (d) the number of shares of Parent Common Stock actually received by the Company Indemnitor in connection with the Closing multiplied by the Share Price; and (e) the number of shares of Parent Common Stock actually received by the Company Indemnitor in connection with the Milestone Stock Consideration multiplied by the Milestone Share Price; provided that, for the avoidance of doubt, any amounts withheld in accordance with Section 1.12 shall be treated as actually received by the applicable Company Indemnitor and such amounts withdrawn from the Escrow Fund by a Covered Party will thereafter be counted against the applicable Company Indemnitor’s Pro Rata Amount in accordance with such Company Indemnitor’s Pro Rata Share.

Pro Rata Share. “Pro Rata Share” means, with respect to each Company Indemnitor, such Person’s ownership interest in the Company as of immediately prior to the Effective Time, determined by dividing (a) the number of shares of Company Capital Stock owned of record by such Person as of immediately prior to the Effective Time, by (b) the Closing Company Share Number.

Related Party. “Related Party” shall have the meaning set forth in Section 2.18 of the Agreement.

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Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

Representatives. “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants and advisors.

Required Stockholder Approval. “Required Stockholder Approval” shall have the meaning set forth in Section 2.20 of the Agreement.

Response. “Response” shall have the meaning set forth in Section 9.6(b) of the Agreement.

Second Step Certificate of Merger. “Second Step Certificate of Merger” shall have the meaning set forth in Section 1.3 of the Agreement.

Second Step Merger. “Second Step Merger” shall have the meaning set forth in Recital A of the Agreement.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Series A Dividend. “Series A Dividend” means a dividend to be paid to holders of Company Series A Preferred Stock immediately prior to the Closing in an aggregate amount equal to all accrued and unpaid dividends on the Company Series A Preferred Stock as of such date.

Series A Dividend Amount. “Series A Dividend Amount” means the total aggregate dollar amount of the Series A Dividend.

Series B Financing Closing. “Series B Financing Closing” shall mean the closing of an equity financing following the Closing in which Parent issues shares of its equity securities to investors with total proceeds to Parent of not less than $10,000,000 (excluding the conversion of any indebtedness).

Series B Price. “Series B Price” means the price per share of the equity securities issued at the Series B Financing Closing.

Share Price. “Share Price” shall mean $3.43.

Spin-Off. “Spin-Off” shall means the restructuring transaction involving Transposagen completed on February 9, 2015, pursuant to that certain Asset Contribution Agreement between Transposagen and Parent, dated February 9, 2015 and all other documents entered into connection therewith.

Stockholders Deductible Amount. “Stockholders Deductible Amount” shall have the meaning set forth in Section 9.4(b) of the Agreement.

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Stockholders’ Representative. “Stockholders’ Representative” shall have the meaning set forth in Section 10.1(a) of the Agreement.

Support Agreement. “Support Agreement” shall have the meaning set forth in Recital D of the Agreement.

Surviving Company. “Surviving Company” shall have the meaning set forth in Recital A of the Agreement.

Tail Insurance Coverage. “Tail Insurance Coverage” shall have the meaning set forth in Section 5.7 of the Agreement.

Tax. “Tax” shall mean (a) any tax (including any federal, state, local or foreign income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, license tax, escheat tax, occupancy tax, employment tax, severance tax, windfall profits tax, social security tax, unemployment tax, alternative minimum tax, estimated tax or accumulated earnings tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty, interest or addition thereto, whether disputed or not), imposed, assessed or collected by or under the authority of any Governmental Body, (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Third Party Claim. “Third Party Claim” shall have the meaning set forth in Section 9.7 the Agreement.

Third Party Privacy Agreement. “Third Party Privacy Agreements” shall mean agreements governing the collection, use and disclosure of Personal Data with third parties (including, without limitation, benefit providers, insurance providers, financial institutions, customer resource information outsourcers, human resource information outsourcers, information technology outsourcers, payroll providers, and corporate Affiliates) in accordance with Privacy Laws.

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Total Consideration. “Total Consideration” shall mean a dollar amount equal to the sum of the Closing Stockholder Cash Consideration, the Closing Stockholder Stock Consideration and the Milestone Stock Consideration (with the Closing Stockholder Stock Consideration to be valued for this at the Share Price and the Milestone Stock Consideration to be valued for this at the Milestone Share Price).

Transfer Taxes. “Transfer Taxes” shall mean all transfer, documentary, registration and other similar Taxes (including, without limitation, charges for or in connection with the recording of any instrument or document as provided in this Agreement) payable in connection with the execution and delivery of this Agreement, or the consummation of the Closing and the Merger (“Transfer Taxes”).

Transaction Payroll Taxes. “Transaction Payroll Taxes” shall mean the employer portion of any payroll or employment or similar Taxes incurred or accrued with respect to payments in respect of option exercises, bonuses or other compensatory payments made in connection with the transactions contemplated by this Agreement on or about, or prior to, the Closing Date.

Transposagen. “Transposagen” shall mean Transposagen Biopharmaceuticals, Inc., a Delaware corporation.

Unaccredited Stockholder. “Unaccredited Stockholder” shall mean a Company Stockholder who is not an Accredited Investor (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act) at the Effective Time.

Unaudited Interim Balance Sheet. “Unaudited Interim Balance Sheet” shall have the meaning set forth in Section 2.4(a)(ii) the Agreement.

Unrestricted Cash. “Unrestricted Cash” shall mean the unrestricted cash of the Company at Closing, for clarity, reduced for any Company Transaction Expense and Outstanding Liabilities not paid by the Company prior to or on the Closing Date (as set forth on the Closing Payment Schedule), plus the cost of the Tail Insurance Coverage if paid by the Company prior to the Closing Date.

WARN Act. “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act, as the same may from time to time be amended or modified.

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FIRST AMENDMENT TO THE

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “First Amendment”) is entered into as of July 24, 2018 (the “Effective Date”), by and between POSEIDA THERAPEUTICS, INC., a Delaware corporation (“Poseida”), and CHRISTOPHER YOUNG as Stockholders’ Representative (“Representative”). All capitalized terms used but not otherwise defined herein have the meaning set forth in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Poseida, Hermes Merger Sub I, Inc., Hermes Merger Sub II, LLC, Vindico NanoBioTechnology, LLC (formerly known as Vindico NanoBioTechnology, Inc., “Vindico”) and Representative entered into that certain Agreement and Plan of Merger and Reorganization, dated as of October 10, 2016 (the “Merger Agreement”);

WHEREAS, pursuant to Section 10.14 of the Merger Agreement, the Merger Agreement may be amended, modified, altered or supplemented by means of a written instrument duly executed and delivered on behalf of Poseida and Representative; and

WHEREAS, subject to, and in accordance with, the terms herein, Poseida and Representative desire to amend the Merger Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally abound, agree as follows:

1.	Amendments to the Merger Agreement. As of the Effective Date, the Merger Agreement is hereby amended as follows:

a.	Each of Section 1.5(c)(iii) and Section 1.5(d)(iii) of the Merger Agreement is hereby amended and replaced in their entirety with the following:

“(iii) upon the achievement of the Milestone: the applicable portion of Aggregate Milestone Merger Consideration set forth on the Milestone Payment Allocation Schedule; and”

b.	The first sentence of Section 1.7(a) of the Merger Agreement is hereby amended and replaced in its entirety with the following:

“Parent shall use good faith reasonable efforts to achieve, and to cause the Surviving Company to achieve, the Milestone during the period starting on the date immediately following the Closing Date through July 31, 2019 (the “Milestone Period”) (either itself or through the Surviving Company), and upon the expiration of the Milestone Period, Parent shall be under no obligation to use any effort to achieve, or cause to be achieved, the Milestone or to make any payment in connection with any achievement of the Milestone, including the Aggregate Milestone Payment Merger Consideration, other than any payment due on account of the occurrence of the Milestone Achievement Date on or prior to the expiration of the Milestone Period.”

c.	Section 1.7(d) of the Merger Agreement is hereby amended and replaced in its entirety with the following:

“(d) No later than 30 days after the earlier of the Milestone Achievement Notice Date or the determination that the Milestone has been achieved pursuant to Section 1.7(c) (such earlier date, the “Milestone Achievement Date”), Parent shall pay the Aggregate Milestone Merger Consideration pursuant to Sections 1.5(c)(ii) and 1.5(d)(ii).”

d.	Section 1.7(e) of the Merger Agreement is hereby deleted its entirety.

e.	Section 10.11 of the Merger Agreement is hereby amended and replaced in its entirety with the following:

“10.11 Successors and Assigns. This Agreement shall be binding upon: the parties and their successors and assigns (if any). Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any Affiliate of Parent without the consent of the Stockholder Representative (and an Affiliate of Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to another Affiliate of Parent or to Parent without the consent of the Stockholder Representative). In addition, Parent may assign, in its sole discretion and without the consent of the Stockholder Representative, any or all of its rights, interests and obligations under this Agreement to any entity that will acquire (a) the Company Product or Vindico Particle, (b) Parent, including through a Deemed Liquidation Event or (c) all or substantially all of Parent’s assets, in each case, by merger, reorganization, spin-off, license, share purchase, asset purchase or otherwise, and in the event of any such assignment, Parent shall be fully released from all liabilities under this Agreement upon such assignment provided that the assignee thereof agrees in writing to assume and be bound as “Parent” and the “Surviving Company” hereunder.”

f.	The definition of “Aggregate Milestone Merger Consideration” set forth in Exhibit A to the Merger Agreement is hereby amended and replaced in its entirety with the following definition:

“Aggregate Milestone Merger Consideration. “Aggregate Milestone Merger Consideration” shall mean the following:

(a) If the Milestone Achievement Date occurs on or prior to October 10, 2018 and no Deemed Liquidation Event shall have been consummated as of the Milestone Achievement Date, then the Aggregate Milestone Merger Consideration shall mean $11,000,000, which shall be comprised of shares of Parent Common Stock valued at the applicable Milestone Share Price (the “Milestone Stock Consideration”).

(b) If the Milestone Achievement Date occurs on or prior to October 10, 2018 and a Deemed Liquidation Event shall have been consummated on or prior to the Milestone Achievement Date, then, subject to Section 10.11, the Aggregate Milestone Merger

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Consideration shall mean, at the sole election of Parent, $11,000,000 in cash, Parent Common Stock (valued at the applicable Milestone Share Price) or a combination of cash and Parent Common Stock (valued at the applicable Milestone Share Price), and the portion of the Aggregate Milestone Merger Consideration paid in Parent Common Stock, if any, shall be referred to as the “Milestone Stock Consideration.”

(c) If the Milestone Achievement Date occurs after October 10, 2018 and before the expiration of the Milestone Period and no Deemed Liquidation Event shall have been consummated as of the Milestone Achievement Date, then the Aggregate Milestone Merger Consideration shall mean $11,000,000, which shall be comprised of shares of Parent Common Stock valued at the applicable Milestone Share Price (the “Milestone Stock Consideration”).

(d) If the Milestone Achievement Date occurs after October 10, 2018 and before the expiration of the Milestone Period and a Deemed Liquidation Event shall have been consummated on or prior to the Milestone Achievement Date, then, subject to Section 10.11, the Aggregate Milestone Merger Consideration shall mean, at the sole election of Parent, $11,000,000 in cash, Parent Common Stock (valued at the applicable Milestone Share Price) or a combination of cash and Parent Common Stock (valued at the applicable Milestone Share Price), and the portion of the Aggregate Milestone Merger Consideration paid in Parent Common Stock, if any, shall be referred to as the “Milestone Stock Consideration.””

g.

The following new definitions of “Equity Financing Closing” and “Equity Financing Price” shall be added to Exhibit A to the Merger Agreement between the definitions of “Environmental Law” and “ERISA” set forth in Exhibit A to the Merger Agreement:

“Equity Financing Closing. “Equity Financing Closing” shall mean the closing of an bona fide equity financing after the Series B Financing Closing in which Parent issues shares of its equity securities to third party investors with total proceeds to Parent of not less than $20,000,000 (excluding the conversion of any indebtedness or exercise of any warrant).

“Equity Financing Price. “Equity Financing Price” shall mean the price per share of the equity securities issued at an Equity Financing Closing.

h.	The definition of “Liquidity Event” set forth in Exhibit A to the Merger Agreement is hereby amended and replaced in its entirety with the following definition:

“Liquidity Event. “Liquidity Event” shall mean any voluntary or involuntary liquidation, dissolution or winding up of Parent, any Deemed Liquidation Event (as defined in the Parent’s Amended and Restated Certificate of Incorporation, as amended

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or restated) (the “Deemed Liquidation Event”) or any underwritten initial public offering of Parent Common Stock.”

i.	The definition of “Milestone Share Price” set forth in Exhibit A to the Merger Agreement is hereby amended and replaced in its entirety with the following definition:

“Milestone Share Price. “Milestone Share Price” shall mean the Equity Financing Price as of the most recent Equity Financing Closing, but in the case of Parent where no Deemed Liquidation Event has occurred in no event less than the Series B Price; provided that, from and after the consummation of any underwritten initial public offering of Parent Common Stock, the Milestone Share Price shall mean the Equity Financing Price in the Equity Financing Closing immediately prior to the consummation of such initial public offering; provided further that, in the event the Milestone Achievement Date occurs before October 10, 2018 and no Deemed Liquidation Event has occurred as of the Milestone Achievement Date, then the Milestone Share Price shall be $3.43. In the case of a Deemed Liquidation Event where the buyer of Parent is a publicly traded company, the Milestone Share Price shall be the closing price of such equity on the applicable stock exchange on the Milestone Achievement Date.

j.	The definition of “Parent Common Stock” set forth in Exhibit A to the Merger Agreement is hereby amended and replaced in its entirety with the following definition:

“Parent Common Stock. “Parent Common Stock” shall mean the common stock of Parent or its permitted assigns or transferees.”

k.	The definition of “Vindico Particle” set forth in Exhibit D to the Merger Agreement is hereby amended and replaced in its entirety with the following definition:

““Vindico Particle” means a nanoparticle (i) having a composition that is disclosed in the Registered IP or in a patent application that may be licensed by Parent or the Surviving Company after the Closing Date pursuant to that certain Patent Option Agreement by and between Company and the Massachusetts Institute of Technology dated as of August 9, 2016 or (ii) is developed during the Milestone Period by or on behalf of Parent or the Surviving Company; provided that a Vindico Particle shall exclude a nanoparticle having a distinct composition that is licensed or acquired by Parent or the Surviving Company from another third party after the Closing Date where a license to such third party’s IP is or would be required to commercialize such nanoparticle as part of a product that bears an initial license fee of more than $750,000 and/or a royalty of more than 3% of the net revenue generated from the sale of such product. (For clarity, the license fee and royalty limits here apply to nanoparticle technology and not for licenses to binder technology required to create a product).”

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2.

Effect of Amendment. Except as specifically amended by this First Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms. As of the Effective Date, references to the “Agreement” in the Merger Agreement shall refer to the Merger Agreement as amended by this First Amendment.

3.

Governing Law. This First Amendment shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

4.

Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this First Amendment, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this First Amendment, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this First Amendment, or any power, right, privilege or remedy under this First Amendment, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

5.

Expenses. Each party to this First Amendment shall bear and pay all fees, costs and expenses (including legal fees) that have been incurred or that are incurred by such party in connection with the transactions contemplated by this First Amendment; provided that Parent agrees to reimburse Representative any documented reasonable out-of-pocket expenses (including reasonably fees of outside counsel) in an amount not to exceed $15,000.

6.

Severability. In the event that any provision of this First Amendment, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this First Amendment, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

7.

Entire Agreement. This First Amendment and the other agreements referred to herein, including the Agreement, set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof.

8.

Counterparts; Facsimile Signatures. This First Amendment may be executed in any number of counterparts, each of which when executed will be deemed an original and all of which, taken together, will be deemed to be one and the same instrument. Any signature page delivered by facsimile or electronic (i.e., PDF) transmission shall be binding to the same extent as an original signature page.

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IN WITNESS WHEREOF, the parties hereto have executed this FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER AND REORGANIZATION as of the date set forth in the first paragraph hereof.

POSEIDA THERAPEUTICS, INC.

By:	/s/ Mark Gergen
Name:	Mark Gergen
Title:	Chief Business Officer and CFO

STOCKHOLDERS’ REPRESENTATIVE

By:	/s/ Christopher Young
Name:	Christopher Young